FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For May 11, 2006
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form

                        20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

                                  EXHIBIT INDEX


   Exhibit         Date                      Description of Exhibit
   -------         ----                      ----------------------

    1         2006/05/10     IIJ Announces Fourth Quarter and Full Fiscal Year
                             Results for the Year Ended March 31, 2006

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Internet Initiative Japan Inc.




Date:  May 11, 2006                   /s/ Koichi Suzuki
                                      ------------------------------------------
                                      Koichi Suzuki
                                      President, Chief Executive Officer and
                                      Representative Director

EXHIBIT 1
---------

IIJ Announces Fourth Quarter and Full Fiscal Year Results for the Year Ended March 31, 2006; Annual Targets Met and a Number of Significant Business Developments Seen

    TOKYO & NEW YORK--(BUSINESS WIRE)--May 10, 2006--Internet Initiative Japan Inc. (Nasdaq: IIJI, Tokyo Stock Exchange Mothers:
3774) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the fourth quarter and the full fiscal year ended March 31, 2006 ("FY2005").(1)

    Highlights of Fourth Quarter FY2005 Results

    -- Revenue totaled JPY 16,133 million ($137.3 million), an increase of 31.7% from 4Q04.

    -- Operating income was JPY 966 million ($8.2 million), an increase of 47.4% from 4Q04.

    -- Net income was JPY 1,941 million ($16.5 million), a decrease of 13.9% from 4Q04.

    Highlights of Full FY2005 Results

    -- Revenue totaled JPY 49.8 billion ($424.0 million), an increase of 19.4% from FY2004.

    -- Operating income was JPY 2.4 billion ($20.5 million), an increase of 93.3% from FY2004.

    -- Net income was JPY 4.8 billion ($40.5 million), an increase of 63.6% from FY2004.

    --  We surpassed the annual target that we released in 3Q05.

    Target for FY2006(2)

    -- We target revenues of JPY 55.0 billion, operating income of JPY 3.2 billion and net income of JPY 5.0 billion in the fiscal year ending March 31, 2007 ("FY2006").

    Overview of 4th Quarter and Full FY2005 Financial Results and
Business Outlook(2)

    "We had a very successful year in FY2005," said Koichi Suzuki, President and CEO of IIJ. "We surpassed the target that we released in 3Q05. We also had a number of significant business developments that provided a solid foundation for growth. First, our clients who are mainly large corporate customers have increasingly started using network systems for their mission critical work. We have focused on capturing this "networkization" trend by providing corporations with comprehensive services such as network consultation, construction and outsourced operation. This has resulted in a large increase in revenues from higher-margin outsourcing and systems integration projects, including some of the largest network systems in Japan. Second, the recovering economy in Japan has been encouraging corporate investment spending, which is a large driver of demand in our market. Third, we enhanced our line-up of comprehensive solutions by developing new products such as the "IIJ Quarantine Network Solution," the "IIJ DDoS Solution Service" and the "IIJ Internet-LAN Service." In addition, we promoted our OEM strategy to sell our "SEIL Management Framework ("SMF")", a centralized network management system to which we acquired patent rights for its basic operation. Fourth, we made a number of significant advances in research and development. We formed an alliance for the commercialization of radio frequency identification ("RFID") technology with IIJ Technology and Hewlett-Packard Japan, Ltd. and took part in a pilot project that was launched by the government. We also led the Japan Email Anti-abuse Group ("JEAG") to create policy that will help fight spam and other Internet and e-mail abuses. Lastly, we strengthened our presence in Japan and our overall corporate structure by listing in Tokyo, reorganizing our group companies and making investments in several companies, including "IPMobile Incorporated," "Internet Revolution Inc.," and "DREAMBOAT co., ltd."
    "We saw favorable business trends in FY2005," said Akihisa Watai, CFO of IIJ. "Revenues from connectivity services turned around in 4Q05 from the previous quarter, due to an increase in demand for higher connection speeds from both existing and new customers, and a higher number of customer branches and offices that are connected by Internet VPN. Revenues from outsourcing and systems integration increased significantly mainly due to the typical seasonal effect of corporate investment expenditures in Japan that tend to rise toward the end of the fiscal year in March. As a result, in the fourth quarter, we saw an increase in the number of projects that required us to construct and operate large scale VPNs, business systems at our data centers and anti-spam solutions."
    Mr. Watai continued, "We expect that this favorable trend to continue and we are targeting revenues of JPY 55.0 billion, operating income of JPY 3.2 billion and net income of JPY 5.0 billion in FY2006."

    4th Quarter FY2005 Financial Results


              Operating Result Summary               (JPY in millions)
----------------------------------------------------------------------
                                                  4Q05   4Q04   YoY %
                                                               change
----------------------------------------------------------------------
Total Revenues                                   16,133 12,254   31.7%
----------------------------------------------------------------------
Total Costs                                      13,373 10,012   33.6%
----------------------------------------------------------------------
SG&A Expenses and R&D                             1,794  1,586   13.1%
----------------------------------------------------------------------
Operating Income                                    966    656   47.4%
----------------------------------------------------------------------
Income before Income Tax Expense                  2,267  2,385  (4.9%)
----------------------------------------------------------------------
Net Income                                        1,941  2,256 (13.9%)
----------------------------------------------------------------------


    Revenues

    Revenues in 4Q05 totaled JPY 16,133 million, an increase of 31.7% from JPY 12,254 million in 4Q04. The increase is mainly due to an increase in revenues from systems integration projects.


                      Revenues                       (JPY in millions)
----------------------------------------------------------------------
                                                   4Q05   4Q04  YoY %
                                                                change
----------------------------------------------------------------------
Total Revenues:                                  16,133 12,254   31.7%
----------------------------------------------------------------------
Connectivity and Value-added Services             5,849  5,860  (0.2%)
----------------------------------------------------------------------
Systems Integration                               9,242  5,352   72.7%
----------------------------------------------------------------------
Equipment Sales                                   1,042  1,042    0.0%
----------------------------------------------------------------------


    Connectivity and Value-added Services ("VAS") revenues were JPY 5,849 million in 4Q05, a decrease of 0.2% compared to 4Q04. The drop in revenues from Internet connectivity services was partly related to JPY 234 million in interconnection revenues between IIJ's network and Asia Internet Holding ("AIH"), our former equity method investee, because AIH was merged into IIJ. Recurring revenues from value-added services, such as e-mail related outsourcing services, data center services and security related services increased steadily. Although price competition continues to be intense, revenues from Internet connectivity services turned around in 4Q05 from the previous quarter, primarily due to an increase in demand for higher connection speeds from our customers and a steady increase of contracts for broadband services along with the acquisition of network systems that connect multiple operational sites.
    SI revenues increased 72.7% to JPY 9,242 million in 4Q05 compared to 4Q04. The increase was mainly due to a significant increase in one-time revenues from the construction of a number of systems of JPY 6,258 million, an increase of 124.6% compared to 4Q04. This was largely a result of the acquisition of multiple construction projects for large-scale systems and the increase of consultation projects. The increase was also due to a rise in recurring revenues from the operation and maintenance of the systems after they have been constructed.
    Equipment sales revenues were JPY 1,042 million in 4Q05, which was almost flat compared to 4Q04.

    Cost and expense

    The cost of revenues was JPY 13,373 million in 4Q05, an increase of 33.6% compared to 4Q04.


                  Cost of Revenues                   (JPY in millions)
----------------------------------------------------------------------
                                                   4Q05   4Q04  YoY %
                                                                change
----------------------------------------------------------------------
Cost of Revenues:                                13,373 10,012  33.6%
----------------------------------------------------------------------
Connectivity and Value-added Services             5,091  5,018   1.4%
----------------------------------------------------------------------
Systems Integration                               7,381  4,030  83.1%
----------------------------------------------------------------------
Equipment Sales                                     901    964  (6.5%)
----------------------------------------------------------------------


    Cost of Connectivity and VAS revenues was JPY 5,091 million in 4Q05, an increase of 1.4% compared to 4Q04. The increase was mainly due to an increase in data center costs related to newly leased facilities.
    Cost of SI revenues increased by 83.1% to JPY 7,381 million in 4Q05 from 4Q04, mainly due to a significant increase in revenues from systems integration.
    Cost of Equipment Sales revenues was JPY 901 million in 4Q05, a decrease of 6.5% compared to 4Q04.
    Sales and marketing expenses were JPY 757 million in 4Q05, an increase of 2.9% compared to 4Q04.
    General and administrative expenses were JPY 995 million in 4Q05, an increase of 24.4% compared to 4Q04. The increase was mainly due to increases in advertising expenses for employee recruitment, personnel expenses and rent expenses.

    Operating income

    Operating income was JPY 966 million in 4Q05, an increase of 47.4% compared to 4Q04. The increase was mainly due to the increase in revenues from systems integration.

    Other income and others

    Other income in 4Q05 was JPY 1,301 million, a decrease of 24.8% compared to JPY 1,729 million in 4Q04. Other income includes gain from sale of available-for-sale securities of JPY 1,308 million. The income tax expense for 4Q05 was JPY 148 million. Equity in net loss of equity method investees totaled to JPY 67 million in 4Q05.
    Net income was JPY 1,941 million in 4Q05, a decrease of 13.9% compared to 4Q04. The decrease is mainly due to a decrease in gain from sales of available-for-sale securities.

    4th Quarter FY2005 Business Review

    Analysis by Service

    Connectivity and Value-added Services

    The number of contracts and contracted bandwidth for dedicated access services continued to increase steadily. The number of contracts increased by 3,306 from 4Q04 to 14,549 in 4Q05, which was mainly due to an increase in the number of contracts for broadband services along with the acquisition of network systems connecting multiple operational sites. The total contracted bandwidth increased by 73.7Gbps from 4Q04 to 194.9Gbps in 4Q05 mainly due to the increasing contracts for broadband services and an increase in demand for higher connection speeds from customers.
    Dedicated access service revenues were JPY 2,603 million in 4Q05, a decrease of 8.4% compared to 4Q04, partly due to the drop of JPY 234 million in interconnection revenues between IIJ and AIH mentioned above. However, revenue increased compared to 3Q05 due to the higher connection speeds and an increase in the number of contracts for broadband services.
    Dial-up access service revenues were JPY 645 million in 4Q05. Revenue from services for individual customers, such as IIJ4U, have been declining.
    VAS revenues were JPY 1,755 million in 4Q05, an increase of 32.7% compared to 4Q04. The increase was mainly due to a steady increase in revenues from e-mail related outsourcing services, data center services and security related services.
    Other revenues were JPY 846 million in 4Q05, a decrease of 13.6% compared to 4Q04. The decrease was mainly due to a decrease in one-time revenues from the construction of Local Area Networks.
    The gross margin for connectivity and value-added services was JPY 758 million in 4Q05, a decrease of 9.9% compared to 4Q04. The decrease was mainly due to an increase in data center costs related to newly leased facilities and backbone costs. The gross margin ratio for connectivity and value-added services was 13.0% in 4Q05.


             Number of Contracts for Connectivity Services
----------------------------------------------------------------------
                                            4Q05      4Q04      YoY
                                                               Change
----------------------------------------------------------------------
Dedicated Access Service Contracts          14,549    11,243    3,306
----------------------------------------------------------------------
    IP Service (Low Bandwidth: 64kbps-
     768kbps)(3)                                85        89       (4)
----------------------------------------------------------------------
    IP Service (Medium Bandwidth: 1Mbps-
     99Mbps)(3)                                655       660       (5)
----------------------------------------------------------------------
    IP Service (High Bandwidth: 100Mbps-)      156       114       42
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy            109       276     (167)
----------------------------------------------------------------------
    IIJ Data Center Connectivity Service       247       231       16
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                    13,297     9,873    3,424
----------------------------------------------------------------------
Dial-up Access Service Contracts           630,483   693,976  (63,493)
----------------------------------------------------------------------
    Dial-up Access Services, under IIJ
     Brand                                  62,176    68,068   (5,892)
----------------------------------------------------------------------
    Dial-up Access Services, OEM(4)        568,307   625,908  (57,601)
----------------------------------------------------------------------
Total Contracted Bandwidth                194.9Gbps 121.2Gbps 73.7Gbps
----------------------------------------------------------------------

   Connectivity and VAS Revenue Breakdown and Cost   (JPY in millions)
----------------------------------------------------------------------
                                                    4Q05  4Q04  YoY %
                                                               Change
----------------------------------------------------------------------
Connectivity Service Revenues                      3,248 3,559  (8.7%)
----------------------------------------------------------------------
  Dedicated Access Service Revenues                2,603 2,841  (8.4%)
----------------------------------------------------------------------
    IP Service (5)                                 2,016 2,235  (9.8%)
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy                   82   171 (51.8%)
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                             505   435  16.2%
----------------------------------------------------------------------
  Dial-up Access Service Revenues                    645   718 (10.2%)
----------------------------------------------------------------------
    Under IIJ Brand                                  413   471 (12.4%)
----------------------------------------------------------------------
    OEM                                              232   247  (5.9%)
----------------------------------------------------------------------
VAS Revenues                                       1,755 1,322  32.7%
----------------------------------------------------------------------
Other Revenues                                       846   979 (13.6%)
----------------------------------------------------------------------
               Total Connectivity and VAS Revenues 5,849 5,860  (0.2%)
----------------------------------------------------------------------
Cost of Connectivity and VAS                       5,091 5,018   1.4%
----------------------------------------------------------------------
Backbone Cost (included in the cost
of Connectivity and VAS)                             923   831  11.0%
----------------------------------------------------------------------
Connectivity and VAS Gross Margin Ratio             13.0% 14.4%    --
----------------------------------------------------------------------


    Systems Integration

    Revenue from systems integration was JPY 9,242 million in 4Q05, an increase of 72.7% compared to 4Q04. The increase was mainly due to an increase in one-time revenues from the construction of systems to JPY 6,258 million, an increase of 124.6% compared to 4Q04. The increase was mainly due to the acquisition of multiple large-scale system construction projects, affected by the typical seasonal factors mentioned above. The increase was also due to an increase in recurring revenues from the operation and maintenance of the systems. These outsourced operation revenues totaled JPY 2,984 million, an increase of 16.3% compared to 4Q04. The gross margin ratio for SI in 4Q05 decreased by 4.6 points to 20.1% compared to 4Q04, mainly due to a significant increase in revenues from one-time construction of various systems, which have a lower-margin compared to systems operation and maintenance.


   Systems Integration Revenue Breakdown and Cost    (JPY in millions)
----------------------------------------------------------------------
                                                     4Q05  4Q04 YoY %
                                                                Change
----------------------------------------------------------------------
Systems Integration Revenues                        9,242 5,352  72.7%
----------------------------------------------------------------------
                                Systems Integration 6,258 2,786 124.6%
----------------------------------------------------------------------
                               Outsourced Operation 2,984 2,566  16.3%
----------------------------------------------------------------------
Cost of Systems Integration                         7,381 4,030  83.1%
----------------------------------------------------------------------
Systems Integration Gross Margin Ratio               20.1% 24.7%   --
----------------------------------------------------------------------


    Equipment Sales

    Revenue from equipment sales was JPY 1,042 million in 4Q05. The gross margin ratio for equipment sales in 4Q05 was 13.5%.


          Equipment Sales Revenue and Cost           (JPY in millions)
----------------------------------------------------------------------
                                                     4Q05  4Q04 YoY %
                                                                change
----------------------------------------------------------------------
Equipment Sales Revenues                            1,042 1,042   0.0%
----------------------------------------------------------------------
Cost of Equipment Sales                               901   964 (6.5%)
----------------------------------------------------------------------
Equipment Sales Gross Margin Ratio                   13.5%  7.6%   --
----------------------------------------------------------------------


    Other Financial Statistics


             Other Financial Statistics              (JPY in millions)
----------------------------------------------------------------------
                                                     4Q05  4Q04 YoY %
                                                                change
----------------------------------------------------------------------
Adjusted EBITDA(6)                                  2,091 1,698  23.2%
----------------------------------------------------------------------
CAPEX, including capital leases(7)                  1,737   724 140.0%
----------------------------------------------------------------------
Depreciation and amortization(8)                    1,125 1,061   6.1%
----------------------------------------------------------------------


    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted EBITDA to net income according to the consolidated statements of income that are prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP") and presented on page 9:


                   Adjusted EBITDA                   (JPY in millions)
----------------------------------------------------------------------
                                                         4Q05   4Q04
----------------------------------------------------------------------
Adjusted EBITDA                                          2,091  1,698
----------------------------------------------------------------------
Depreciation and Amortization(9)                        (1,125)(1,042)
----------------------------------------------------------------------
Operating Income                                           966    656
----------------------------------------------------------------------
Other Income (Expenses)                                  1,301  1,729
----------------------------------------------------------------------
Income Tax Expense                                         148     30
----------------------------------------------------------------------
Minority Interests in Earnings of Subsidiaries            (111)   (62)
----------------------------------------------------------------------
Equity in Net Income (Loss) of Equity Method Investees     (67)   (37)
----------------------------------------------------------------------
Net Income (Loss)                                        1,941  2,256
----------------------------------------------------------------------


    The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment according to the consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP on page 11:


                        CAPEX                        (JPY in millions)
----------------------------------------------------------------------
                                                            4Q05 4Q04
----------------------------------------------------------------------
Capital Expenditures                                       1,737  724
----------------------------------------------------------------------
Acquisition of Assets by Entering into
Capital Leases                                             1,534  627
----------------------------------------------------------------------
Purchase of Property and Equipment                           203   97
----------------------------------------------------------------------


    Target

    Our target for the fiscal year ending March 31, 2007 is as follows:


                                                     (JPY in millions)
----------------------------------------------------------------------
                                               Income from
                                            Operations before
                                            Income Tax Expense,
                         Revenues Operating Minority Interests   Net
                                    Income  and Equity in Net   Income
                                             Income (Loss) of
                                              Equity Method
                                                 Investees
----------------------------------------------------------------------
Target                     55,000    3,200         6,300        5,000
----------------------------------------------------------------------
(For Reference) Fiscal
 Year Ended March 31,
 2006                      49,813    2,411         5,379        4,754
----------------------------------------------------------------------


    Presentation

    On May 11, 2006, IIJ will post a presentation of its results on its website. For details, please access the following URL:
http://www.iij.ad.jp/en/IR/

    About Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, Tokyo Stock Exchange Mothers: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2006 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

    Tables to follow

    (1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 4Q05 and Full FY2005 results, the U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.48 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2006.
    (2) This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2006 revenues and operating and net income that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information included in IIJ's annual report on Form 20-F, filed with the SEC on August 3, 2005, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 1Q06 earnings release, presently scheduled for release in August 2006.
    (3) Including IPv6 Services.
    (4) OEM services provided to other service providers.
    (5) IP Service revenues includes revenues from Data Center Connectivity Service.
    (6) Please refer to the Reconciliation of Non-GAAP Financial
Measures below.
    (7) Please refer to the Reconciliation of Non-GAAP Financial Measures on the next page.
    (8) Depreciation and amortization in 4Q04 includes amortization of issuance cost of convertible notes.
    (9) Depreciation and amortization in 4Q04 excludes amortization of issuance cost of convertible notes that was included in other expenses.


Quarterly Consolidated Financial Statements
-------------------------------------------
(From January 1, 2006 through March 31, 2006)

(1) Quarterly Consolidated Balance Sheets
----------------------------------------------------------------------
                           As of March 31, 2006   As of March 31, 2005
                               (Unaudited)
----------------------------------------------------------------------
                        Thousands Thousands        Thousands
                         of U.S.   of Yen           of Yen
                         Dollars              %                   %
----------------------------------------------------------------------
ASSETS
 CURRENT ASSETS:
   Cash                  116,846 13,727,021        5,286,477
  Accounts receivable,
   net of allowance for
   doubtful accounts of
   JPY 23,411 thousand
   and JPY 41,400
   thousand at March 31,
   2006 and 2005,
   respectively          101,824 11,962,304        7,407,439
   Inventories             7,251    851,857          140,096
   Prepaid expenses        8,778  1,031,325          604,935
   Other current assets,
    net of allowance for
    doubtful accounts of
    JPY 33,250 thousand
    at March 31, 2006      1,823    214,121          108,228
                        ----------------------------------------------
     Total current
      assets             236,522 27,786,628  54.8 13,547,175     36.5
 INVESTMENTS IN AND
  ADVANCES TO EQUITY
  METHOD INVESTEES, net
  of loan loss valuation
  allowance of JPY
  16,701 thousand and
  JPY 31,378 thousand at
  March 31, 2006 and
  2005, respectively       9,899  1,162,971   2.3    713,607      1.9
OTHER INVESTMENTS         68,273  8,020,705  15.8  9,930,781     26.8
PROPERTY AND EQUIPMENT--
 Net                      87,670 10,299,496  20.3  9,722,366     26.2
 INTANGIBLE ASSETS--Net    5,385    632,594   1.2    561,211      1.5
 GUARANTEE DEPOSITS       13,191  1,549,653   3.1  2,050,665      5.5
 OTHER ASSETS, net of
  allowance for doubtful
  accounts of JPY 40,980
  thousand and JPY
  376,092 thousand at
  March 31, 2006 and
  2005, respectively      10,665  1,252,942   2.5    590,666      1.6
 TOTAL                   431,605 50,704,989 100.0 37,116,471    100.0
                        ----------------------------------------------
----------------------------------------------------------------------

----------------------------------------------------------------------
                        As of March 31, 2006      As of March 31, 2005
                             (Unaudited)
----------------------------------------------------------------------
                    Thousands of Thousands of      Thousands of
                    U.S. Dollars     Yen      %        Yen       %
----------------------------------------------------------------------
 LIABILITIES AND
  SHAREHOLDERS'
  EQUITY
 CURRENT
  LIABILITIES:
   Short-term
    borrowings           38,772   4,555,000         4,724,633
  Long-term
   borrowings--
   current portion       16,939   1,989,963         2,736,056
  Payable under
   securities loan
   agreement              8,509     999,600         1,729,520
   Capital lease
    obligations--
    current portion      25,569   3,003,914         2,774,974
   Accounts payable      86,040  10,107,942         4,860,733
   Accrued expenses       4,597     540,027           541,118
   Other current
    liabilities          14,489   1,702,208           817,517
                   ---------------------------------------------------
     Total current
      liabilities       194,915  22,898,654  45.2  18,184,551    49.0
 LONG-TERM
  BORROWINGS              2,469     290,000   0.6   1,529,963     4.1
 CAPITAL LEASE
  OBLIGATIONS
  --Noncurrent           42,396   4,980,659   9.8   4,339,028    11.7
 ACCRUED RETIREMENT
  AND PENSION COSTS       1,901     223,332   0.4     143,346     0.4
 OTHER NONCURRENT
  LIABILITIES             7,040     827,086   1.6     275,533     0.7
                   ---------------------------------------------------
   Total
    Liabilities         248,721  29,219,731  57.6  24,472,421    65.9
                   ---------------------------------------------------
 MINORITY INTEREST       10,753   1,263,320   2.5   1,028,977     2.8
 COMMITMENTS AND
  CONTINGENCIES              --          --    --          --      --
 SHAREHOLDERS'
  EQUITY:
  Common-stock--
   authorized,
   377,600 shares;
   issued and
   outstanding,
   204,300 shares
   at March 31,
   2006,
   authorized,
   377,600 shares;
   issued and
   outstanding,
   191,800 shares
   at March 31,
   2005                 143,291  16,833,847  33.2  13,765,372    37.1
  Additional paid-
   in capital           226,415  26,599,217  52.5  23,637,628    63.7
  Accumulated
   deficit             (252,643)(29,680,482)(58.5)(34,434,052)  (92.8)
  Accumulated other
   comprehensive
   income                55,785   6,553,594  12.9   8,690,125    23.4
  Treasury stock--
   777 shares and
   602 shares held
   by an equity
   method investee
   at March 31,
   2006 and 2005,
   respectively            (717)    (84,238) (0.2)    (44,000)   (0.1)
                   ---------------------------------------------------
    Total
     shareholders'
     equity             172,131  20,221,938  39.9  11,615,073    31.3
                   ---------------------------------------------------
 TOTAL                  431,605  50,704,989 100.0  37,116,471   100.0
                   ---------------------------------------------------
----------------------------------------------------------------------


    (Note)

    1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.48 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2006.
    2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers of shares of common stock authorized, and issued and outstanding, and shares held by an equity method investee in this table are calculated with the assumption that the stock split was made at the beginning of FY2004. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005.


(2) Quarterly Consolidated Statements of Income
----------------------------------------------------------------------
                      Three Months Ended          Three Months Ended
                        March 31, 2006              March 31, 2005
                          (Unaudited)                (Unaudited)
----------------------------------------------------------------------
                 Thousands Thousands  % of    Thousands  % of    YoY
                  of U.S.    of Yen   total    of Yen    total    %
                  Dollars            revenues           revenues
----------------------------------------------------------------------
REVENUES:
  Connectivity
   and value-
   added
   services:
    Dedicated
     access        22,160  2,603,384     16.1  2,840,903   23.2  (8.4)
    Dial-up
     access         5,491    645,103      4.0    718,285    5.8 (10.2)
    Value-added
     services      14,935  1,754,548     10.9  1,321,816   10.8  32.7
    Other           7,203    846,130      5.2    978,940    8.0 (13.6)
                 -----------------------------------------------------
      Total        49,789  5,849,165     36.2  5,859,944   47.8  (0.2)
  Systems
   integration     78,668  9,241,995     57.3  5,351,865   43.7  72.7
  Equipment sales   8,872  1,042,275      6.5  1,042,540    8.5   0.0
                 -----------------------------------------------------
      Total
       revenues   137,329 16,133,435    100.0 12,254,349  100.0  31.7
                 -----------------------------------------------------
 COST AND
  EXPENSES:
  Cost of
   connectivity
   and value-
   added services  43,337  5,091,179     31.6  5,018,522   40.9   1.4
  Cost of systems
   integration     62,828  7,381,061     45.7  4,030,274   32.9  83.1
  Cost of
   equipment
   sales            7,671    901,212      5.6    963,665    7.9  (6.5)
                 -----------------------------------------------------
      Total cost  113,836 13,373,452     82.9 10,012,461   81.7  33.6
  Sales and
   marketing        6,446    757,245      4.7    736,219    6.0   2.9
  General and
   administrative   8,472    995,301      6.2    799,929    6.5  24.4
  Research and
   development        349     40,973      0.2     49,968    0.4 (18.0)
                 -----------------------------------------------------
      Total cost
       and
       expenses   129,103 15,166,971     94.0 11,598,577   94.6  30.8
                 -----------------------------------------------------
OPERATING INCOME    8,226    966,464      6.0    655,772    5.4  47.4
                 -----------------------------------------------------
 OTHER INCOME:
  Interest income      29      3,430      0.0      4,222    0.0 (18.8)
  Interest
   expense           (963)  (113,199)    (0.7)  (179,694)  (1.4)(37.0)
  Foreign
   exchange gains       1        157      0.0      8,126    0.1 (98.1)
  Gain on other
   investments--
   net             11,174  1,312,682      8.1  1,842,609   15.0 (28.8)
  Other--net          832     97,697      0.6     53,859    0.4  81.4
                 -----------------------------------------------------
    Other
     income-- net  11,073  1,300,767      8.0  1,729,122   14.1 (24.8)
                 -----------------------------------------------------
 INCOME FROM
  OPERATIONS
  BEFORE INCOME
  TAX EXPENSE,
  MINORITY
  INTERESTS AND
  EQUITY IN NET
  LOSS OF EQUITY
  METHOD
  INVESTEES        19,299  2,267,231     14.0  2,384,894   19.5  (4.9)
                 -----------------------------------------------------
 INCOME TAX
  EXPENSE           1,259    147,900      0.9     29,839    0.3 395.7
MINORITY
 INTERESTS IN
 EARNINGS OF
 SUBSIDIARIES        (946)  (111,084)    (0.7)   (62,468)  (0.5) 77.8
 EQUITY IN NET
  LOSS OF EQUITY
  METHOD
  INVESTEES          (569)   (66,842)    (0.4)   (36,966)  (0.3) 80.8
                 -----------------------------------------------------
NET INCOME         16,525  1,941,405     12.0  2,255,621   18.4 (13.9)
                 -----------------------------------------------------
----------------------------------------------------------------------

----------------------------------------------------------------------
                     Three Months Ended          Three Months Ended
                       March 31, 2006              March 31, 2005
                         (Unaudited)                (Unaudited)
----------------------------------------------------------------------
               Thousands Thousands of  % of   Thousands of  % of   YoY
                of U.S.       Yen      total       Yen      total   %
                Dollars               revenues             revenues
----------------------------------------------------------------------
 WEIGHTED-
  AVERAGE
  NUMBER OF
  SHARES                     203,989              191,559
 WEIGHTED-
  AVERAGE
  NUMBER OF
  SHARES
  (INCLUDING
  POTENTIAL
  SHARES)                    204,490              191,559
 WEIGHTED-
  AVERAGE
  NUMBER OF ADS
  EQUIVALENTS             81,595,702           76,623,702
 WEIGHTED-
  AVERAGE
  NUMBER OF ADS
  EQUIVALENTS
  (INCLUDING
  POTENTIAL
  SHARES)                 81,796,102           76,623,702
 BASIC NET
  INCOME PER
  SHARE                        9,517               11,775
 DILUTED NET
  INCOME PER
  SHARE                        9,494               11,775
 BASIC NET
  INCOME PER
  ADS
  EQUIVALENT                    23.8                 29.4
 DILUTED NET
  INCOME PER
  ADS
  EQUIVALENT                    23.7                 29.4
----------------------------------------------------------------------


    (Note)

    1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.48 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2006.
    2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The weighted-average numbers of shares of common stock in this table are calculated with the assumption that the stock split was made at the beginning of FY2004. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005. The numbers are calculated with the number of IIJ shares of common stock outstanding reduced by the number of IIJ's shares owned by IIJ's equity method investee multiplied by IIJ's percentage ownership in the equity method investee. All potential common shares are shares issuable upon exercise of stock options or conversion of convertible notes. Diluted net income per share are computed in consideration of a dilutive effect of the potential common shares.


(3) Quarterly Condensed Consolidated Statements of Cash Flows
----------------------------------------------------------------------
                              Three Months Ended    Three Months Ended
                                March 31, 2006        March 31, 2005
                                 (Unaudited)           (Unaudited)
----------------------------------------------------------------------
                          Thousands of Thousands of   Thousands of Yen
                          U.S. Dollars     Yen
----------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                    16,525    1,941,405         2,255,621
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
    Depreciation and
     amortization                9,579    1,125,294         1,060,944
   Provision for (reversal
    of) doubtful accounts
    and advances                    95       11,183            36,204
    Gains on other
     investments--net          (11,174)  (1,312,682)       (1,816,676)
    Foreign exchange
     losses (gains)                 52        6,079            (8,641)
    Equity in net loss of
     equity method
     investees                     569       66,842            36,966
    Minority interests in
     earnings of
     subsidiaries                  946      111,084            62,468
    Deferred income tax
     benefit                    (2,126)    (249,767)          (11,656)
    Others                       1,443      169,582           201,862
  Changes in operating
   assets and liabilities:
    Increase in accounts
     receivable                (44,750)  (5,257,241)       (1,206,074)
    Decrease (increase) in
     inventories                (1,236)    (145,200)          221,788
    Increase in accounts
     payable                    49,297    5,791,434         1,205,665
   Others                        3,004      352,901           502,581
----------------------------------------------------------------------
     Net cash provided by
      operating activities      22,224    2,610,914         2,541,052
----------------------------------------------------------------------
INVESTING ACTIVITIES:
  Purchase of property and
   equipment                    (1,725)    (202,665)          (96,542)
  Purchase of short-term
   and other investments          (794)     (93,233)          (52,339)
  Proceeds from sales of
   short-term and other
   investments                  11,590    1,361,578         2,008,650
  Investment in an equity
   method investee              (6,384)    (750,000)                -
  Refund (payment) of
   guarantee deposits--net       4,687      550,606            (3,330)
  Other                           (274)     (32,204)           (9,495)
----------------------------------------------------------------------
     Net cash provided by
      investing activities       7,100      834,082         1,846,944
----------------------------------------------------------------------
FINANCING ACTIVITIES:
  Repayments of long-term
   borrowings                   (9,443)        (1,109,377)   (308,414)
  Proceeds from securities
   loan agreement                8,509            999,600   1,729,520
  Repayments of securities
   loan agreement               (9,610)        (1,128,960)   (722,800)
  Redemption of
   convertible notes                 -                  - (11,088,000)
  Principal payments under
   capital leases               (6,746)          (792,558)   (753,177)
  Net decrease in short-
   term borrowings              (5,237)          (615,216)   (101,211)
----------------------------------------------------------------------
   Net cash used in
    financing activities       (22,527)        (2,646,511)(11,244,082)
----------------------------------------------------------------------

EFFECT OF EXCHANGE RATE
 CHANGES ON CASH                    69              8,044     (16,227)

NET INCREASE (DECREASE) IN
 CASH                            6,866            806,529  (6,872,313)
CASH,BEGINNING OF EACH
 PERIOD                        109,980         12,920,492  12,158,790
----------------------------------------------------------------------
CASH,END OF EACH PERIOD        116,846         13,727,021   5,286,477
----------------------------------------------------------------------


    (Note)

    1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.48 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2006.

    Note: The following information is to disclose IIJ's financial results for the fiscal year ended March 31, 2006 in the form defined by the Tokyo Stock Exchange.


Consolidated Financial Results for the Fiscal Year Ended March 31,
 2006
(Under accounting principles generally accepted in the United States
 ("U.S. GAAP"))
                                                          May 10, 2006

Company name: Internet Initiative Japan Inc.      Exchange listed:
                                                  Tokyo Stock Exchange
                                                   Mothers
Stock code number: 3774                Location of headquarters: Tokyo
(URL: http://www.iij.ad.jp)
Representative: Koichi Suzuki, President and Representative Director
Contact: Akihisa Watai, Director and CFO           TEL: (03) 5259-6500
Name of the parent and other companies:
Nippon Telegraph and Telephone Corporation ("NTT") (stock code number:
 9432)*
Percentage ownership by the parent and other companies: 29.7%
Adoption of U.S. GAAP: Yes

* Shown as a company in whose affiliates IIJ is included in accordance to the disclosure rules of the Tokyo Stock Exchange

1. Consolidated Financial Results for the Fiscal Year Ended March 31,
   2006
   (April 1, 2005 through March 31, 2006)

1) Consolidated Results of Operations   (Amounts less than one million
                                         yen are rounded)
----------------------------------------------------------------------
             Total Revenues     Operating Income  Income before Income
                                                       Tax Expense
----------------------------------------------------------------------
          Millions of Yen  %  Millions of Yen  %  Millions of Yen  %
Fiscal
 Year
 Ended
 March 31,
 2006             49,813 19.4          2,411 93.3          5,379 70.8
Fiscal
 Year
 Ended
 March 31,
 2005             41,703  7.5          1,248    -          3,149    -
----------------------------------------------------------------------

----------------------------------------------------------------------
                   Basic  Diluted                 Income     Income
                     Net    Net   Net Income to   before     before
       Net Income   Income Income     Total      Income Tax Income Tax
                     per    per    Shareholders' Expense to Expense to
                    Share   Share     Equity       Total      Total
                                                   Assets    Revenues
----------------------------------------------------------------------
      Millions       Yen    Yen
       of Yen   %                       %            %          %
Fiscal
 Year
 Ended
 March
 31,
 2006   4,754 63.6 24,301  24,258        29.9       12.2       10.8
Fiscal
 Year
 Ended
 March
 31,
 2005   2,906    - 15,172  15,172        32.6        7.9        7.5
----------------------------------------------------------------------


    (Notes)

    1) Equity in net loss of equity method investees was JPY 14 million and JPY 33 million for the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2005, respectively.
    2) The weighted-average number of shares of common stock outstanding (consolidated) was 195,613 and 191,559 for the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2005, respectively. IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers are calculated with the assumption that the stock spilt was made at the beginning of the year ended March 31, 2005. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of the Tokyo Stock Exchange in December 2005. The numbers are calculated with the number of IIJ shares of common stock outstanding deducted by the number of IIJ shares owned by IIJ's equity method investee multiplied by IIJ's ownership in the equity method investee.
    3) There was no change in IIJ's accounting methods from the fiscal year ended March 31, 2006.
    4) In this document, income before income tax expense represents income from operations before income tax expense, minority interests and equity in net loss of equity method investees in IIJ's consolidated financial statements.
    5) The percentage figures for the total revenues, operating income, income before income tax expense and net income show an increase or a decrease compared to each year's previous fiscal year. As IIJ recorded an operating loss, loss before income tax expense and net loss for the fiscal year ended March 31, 2004, IIJ does not show the percentage figures for operating income, income before tax expense and net income for the fiscal year ended March 31, 2005.


(2) Consolidated Financial Position
----------------------------------------------------------------------
             Total      Total     Equity-to-Assets Total Shareholders'
             Assets  Shareholders'      Ratio       Equity per Share
                        Equity
----------------------------------------------------------------------
            Millions Millions of                           Yen
             of Yen       Yen             %
Fiscal Year
 Ended March
 31, 2006    50,705       20,222           39.9             99,132
Fiscal Year
 Ended March
 31, 2005    37,116       11,615           31.3             60,634
----------------------------------------------------------------------


    (Note)

    The number of shares of common stock outstanding (consolidated) was 203,989 and 191,559 as of March 31, 2006 and March 31, 2005,
respectively. IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers are calculated with the assumption that the stock spilt was made at the beginning of the year ended March 31, 2005. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of the Tokyo Stock Exchange in December 2005. The numbers are calculated with the number of IIJ shares of common stock outstanding reduced by the number of IIJ's shares owned by IIJ's equity method investee multiplied by IIJ's percentage ownership in the equity method investee.


(3) Consolidated Cash Flows
----------------------------------------------------------------------
                Net Cash    Net Cash    Net Cash
                Provided by Provided by Provided by  Cash and Cash
                Operating   Investing   (Used in)   Equivalents at End
                Activities  Activities  Financing       of Period
                                        Activities
----------------------------------------------------------------------
               Millions of Millions of Millions of   Millions of Yen
                    Yen         Yen         Yen
Fiscal Year
 Ended March
 31, 2006           6,559       1,805          39             13,727
Fiscal Year
 Ended March
 31, 2005           5,238       1,974     (14,213)             5,286
----------------------------------------------------------------------


    (4) Items regarding the Scope of Consolidation and Adoption of Equity Method

    We had 4 consolidated subsidiaries, no non-consolidated equity method subsidiaries and 4 equity method affiliates.

    (5) Changes in the Scope of Consolidation and Adoption of Equity
Method

    We added 1 subsidiary into the consolidation and excluded 2 subsidiaries from the consolidation. We added 1 subsidiary into the equity method and excluded 1 subsidiary from the equity method.


2. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2007
   (April 1, 2006 through March 31, 2007)

                       (Amounts less than one million yen are rounded)
----------------------------------------------------------------------
          Total Revenues Operating Income Income before Income  Net
                                              Tax Expense      Income
----------------------------------------------------------------------
          Millions of Yen Millions of Yen   Millions of Yen   Millions
                                                               of Yen
Interim
 Period
 Ending
 September
 30, 2006         25,000            1,000               2,600   2,000
Fiscal
 Year
 Ended
 March 31,
 2007             55,000            3,200               6,300   5,000
----------------------------------------------------------------------


    (Reference) Net income per share for the fiscal year ending March 31, 2007, based on the target above is JPY 24,511

    (Note)

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability above, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. For a list of the risks that might affect the target above and other related items, please see page 22 of the attached document.

    1. Current Status of IIJ Group

    (1) Overview of the IIJ Group

    IIJ, which has four consolidated subsidiaries and four equity method investees as of the date of the announcement of this document, provides mainly enterprises and public organizations that use networks for their business with various reliable and highly value-added network services (Internet connectivity services, value-added services ("VAS"), systems integration ("SI") and equipment sales) based on its Internet technologies comprehensively.
    An overview of the businesses of IIJ and its group companies is as follows:


----------------------------------------------------------------------
Company Name   Overview of Business
----------------------------------------------------------------------
IIJ            IIJ mainly provides Internet connectivity services,
               value-added services such as security related
               outsourcing services, outsourcing services of network
               and servers and data center services. IIJ also
               provides design, consultation and construction of
               networks and provides equipment for the construction of
               networks and its operation and maintenance. IIJ
               provides services classified into connectivity and VAS,
               SI, and equipment sales in its consolidated financial
               statements.
----------------------------------------------------------------------
Four
 Consolidated
 Subsidiaries
----------------------------------------------------------------------
IIJ Technology IIJ-Tech mainly provides systems design, consultation,
 Inc. ("IIJ-   development, construction, operation and maintenance,
 Tech")        and supply of equipment and its operation and
               maintenance for the construction of systems. IIJ-Tech
               provides services classified into SI and equipment
               sales in IIJ's consolidated financial statements.
----------------------------------------------------------------------
IIJ Financial  IIJ-FS mainly provides the development, operation and
 Systems, Inc. maintenance of systems for financial institutions.
 ("IIJ-FS")    IIJ-FS provides services classified into SI in IIJ's
               consolidated financial statements.
----------------------------------------------------------------------
Net Care, Inc. NC mainly provides the monitoring and operation of
 ("NC")        networks and outsourced customer support and call
               centers. NC provides services classified connectivity
               and VAS and SI in IIJ's consolidated financial
               statements.
----------------------------------------------------------------------
IIJ America    IIJ America mainly provides Internet connectivity
 Inc. ("IIJ    services in the United States and constructs and
 America")     operates an Internet backbone in the United States as
               the IIJ Group's presence in the United States. IIJ
               America provides services classified into connectivity
               and VAS in IIJ's consolidated financial statements.
----------------------------------------------------------------------
Four Equity
 Method
 Investees
----------------------------------------------------------------------
Internet       Multifeed was established as a joint venture with NTT
 Multifeed Co. Group and mainly operates Internet exchange, ("Multifeed") distributes high-volume Internet content, and provides housing services.
----------------------------------------------------------------------
atom Co., Ltd  atom mainly provides content design and production.
 ("atom")
----------------------------------------------------------------------
i-Heart Inc.   i-Heart was established as a joint venture with Samsung
 ("i-Heart")   Corporation in South Korea and provides data center
               services in South Korea.
----------------------------------------------------------------------
Internet       i-revo was established as a joint venture with Konami
 Revolution    Corporation and mainly operates Internet portals.
 Inc. ("i-
 revo")
----------------------------------------------------------------------


    (Note) In August 2005, IIJ Media Communications Inc. ("IIJ-MC"), IIJ's former consolidated subsidiary, became IIJ's wholly owned consolidated subsidiary, and was merged into IIJ after a portion of IIJ-MC's business was transferred to IIJ-Tech in October 2005. Asia Internet Holding Co., Ltd. ("AIH"), IIJ's former equity method investee became IIJ's wholly-owned subsidiary in September 2005 and was merged into IIJ in October 2005.

    In addition to the above, NTT is IIJ's other related company as defined in the disclosure rules of the Tokyo Stock Exchange, since IIJ is NTT's affiliate.

    (2) Business Diagram

    The overview of IIJ's business can be illustrated as follows:
(Please see accompanying graphic).

    2. Management Policy

    (1) Basic Management Policy

    IIJ's basic management policy is to lead the development of the information society in Japan based on Internet technologies and contribute to the creation of new markets and the development of industries. IIJ intends to fulfill its social responsibility as a company by realizing this policy and by continuously increasing its value.

    (2) Basic Policy on the Distribution of Profits

    While it regards the payment of dividends to shareholders as an important management issue, no amount was available for dividends under the Code as of March 31, 2006, based on the amount recorded in IIJ's general books of account and IIJ's policy is to give priority to securing funds to strengthen its financial position and to prepare for its operational development. Therefore, there is a possibility that IIJ will not pay dividends in the near future. Although it intends to return its profit to shareholders, IIJ does not have any concrete plans at this moment.

    (3) Policies regarding the Reduction in the Size of the Investment
Unit

    IIJ believes that reducing the size of the investment unit is one of the effective ways to expand its investor base and increase the liquidity of its shares. IIJ intends to take it into account in the future, by closely watching the level of the stock price, the number of shareholders, the effectiveness of expenditures and the stock market environment and other items in general.

    (4) Business Indicators as Targets

    In conducting its business activities, the IIJ Group closely considers the composition of total revenues, profitability, financial position, and other factors. The IIJ Group is making efforts to enhance its profitability by increasing revenues and controlling costs and general and administrative expenditures, while closely watching its revenue growth ratio, gross margin ratio, operating margin ratio and other figures.

    (5) Medium and Long-term Business Strategies

    The IIJ Group recognizes that companies use network systems, including the Internet, more efficiently by integrating them with their mission critical business systems and demand for reliable network services has been increasing, related to that network usage has expanded as broadband network is more used and companies are also encouraged to make investments as the economy in Japan recovers. The business strategy of the IIJ Group is to meet the customer demands for network systems by recognizing the market trend as an opportunity for our growth, developing reliable and highly value-added Internet related services based on Internet technologies and providing them as comprehensive solutions.

    (6) Issues that IIJ should Address

    Although the environment surrounding the IIJ Group is becoming more favorable and its results of operations are improving, it is important for the IIJ Group to recognize the expansion of network usage by enterprises and public organizations as a market opportunity, continue to provide reliable and highly value-added services and enhance the business structure of the IIJ and the IIJ Group. In the fiscal year ending March 31, 2007, the IIJ Group will continue its efforts to increase revenues and profits, promote its research and development, introduce new services, investigate business partnerships including investments and enhance its corporate governance.
    It is also important for the IIJ Group to attract and educate excellent engineers and sales personnel to maintain its growth in the future, and the IIJ Group is especially focusing on educating recent graduates. The IIJ Group recruited 41 recent graduates (including 29 new graduates recruited by IIJ) in the fiscal year ended March 31, 2006. 82 recent graduates joined the IIJ Group in April 2006 (including 49 new graduates recruited by IIJ).

    (7) Items regarding the Parent and Other Companies


a. Trade Name of the Parent and Other Companies (as of March 31, 2006)
----------------------------------------------------------------------
 Parent and      Type    Its Ownership  Securities Exchanges where its
 Other Company           Percentage (%) Shares are Listed
----------------------------------------------------------------------
              Other
               related                  Tokyo Stock Exchange, Inc.
               company                   (First Section)
               defined in               Osaka Securities Exchange,
Nippon         the               29.70   Co., Ltd. (First Section)
 Telegraph and disclosure        (4.99) Nagoya Stock Exchange, Inc.
 Telephone     rules of                  (First Section)
 Corporation   the Tokyo                Fukuoka Stock Exchange
               Stock                    Sapporo Stock Exchange
               Exchange                 New York Stock Exchange, Inc.
               (IIJ is                  London Stock Exchange plc.
               NTT's
               affiliate)
----------------------------------------------------------------------


    (Note) The percentage in parentheses is the indirect ownership by NTT included in the figure above.

    b. Position of the Listed Company (IIJ) in the Group of the Parent Company and other Companies

    The ownership percentage by NTT, which is IIJ's largest shareholder, was 29.7% as of March 31, 2006, including its indirect ownership. However, IIJ's sales activities are not affected by NTT's ownership in IIJ and IIJ is maintaining its management independence.
    IIJ entered into a subscription agreement with NTT in which IIJ granted to NTT pre-emptive rights to subscribe to its pro rata portion of any future issuances of shares by IIJ upon its completion of its private placement to NTT in 2003. NTT did not exercise the rights upon IIJ's issuance of new shares of common stock for public offering when it listed on the Mothers market of the Tokyo Stock Exchange in 2005.

    c. Personal Relationships with the Parent Company, other Related Company and their Group Companies

    IIJ's board of directors consists of 12 members including 4 outside directors. Within the directors, Fukuzo Inoue and Takashi Hiroi are employees of NTT or its group company.
    Fukuzo Inoue, a director and an executive vice president of IIJ, is an employee of NTT Communications, NTT's fully owned subsidiary. However, he is working as a full-time director to enhance IIJ's corporate functions and does not have any personal relationships, such as family relationships, with IIJ's other directors and auditors. He did not acquire any interest such as capital or business relationships upon becoming a director.
    Takashi Hiroi, an outside director (part-time director) of IIJ, is an employee of NTT (Senior Manager, Corporate Management Strategy Division of NTT). However, he is monitoring IIJ's business operations as an outside director and does not have any personal relationships, such as family relationships, with IIJ's other directors and auditors. He did not acquire any interest such as capital or business relationships upon becoming an outside director.
    Toshiya Asaba, a director and an executive vice president of IIJ, is an outside director (part-time director) of NTT Resonant Inc., NTT's fully owned subsidiary. However, he does not have any personal relationships, such as family relationships, with NTT and its other directors and auditors. He did not acquire any interest such as capital or business relationships upon becoming an outside director.

    d. Business Relationship with NTT Group

    IIJ uses services provided by NTT East and NTT West for a significant portion of its access circuits, and services provided by NTT Communications for a significant portion of its domestic and international backbones. The amount paid to NTT East and West, and NTT Communications for their telecommunication circuits was JPY 735,280 thousand and JPY 5,122,984 thousand, respectively for the fiscal year ended March 31, 2006.
    Business transactions with the NTT Group are within the scope of normal business practices, and there is no special contract made in relation to the investment by NTT Group, as the business transactions existed before NTT Group became our largest shareholder.

    (8) Transactions with Special Interest Groups

    IIJ provides Internet connectivity services to Applied Research Institute, Inc., which is wholly owned by Koichi Suzuki, President and Representative Director of IIJ. The transaction amount for the services was JPY 702 thousand for the fiscal year ended March 31, 2006, and the transaction is within the scope of normal business practices.

    3. Results of Operations and Financial Conditions

    (1) Consolidated Results of Operations for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)

    a. Overview of Financial Results

    The economy in Japan in the fiscal year ended March 31, 2006 generally showed a trend of recovery, represented by an improvement of corporate earnings and an increase of corporate investments, and a gradual increase of consumer spending, though it was necessary to pay attention to the crude oil prices.
    In the data communication market that the IIJ Group belongs to, users have been increasing the usage of networks as broadband networks have been expanding. In accordance with these trends, and having been encouraged by the recovering economy, companies use network systems, including the Internet, more efficiently by integrating them with their mission critical business systems, and demand for reliable network services has been increasing continuously. While IP technologies have become one of the critical factors for the future social infrastructure and they are anticipated to be used in all networks, such as telecommunications and broadcasting, issues such as security-related troubles and increasing traffic have appeared.
    In this business environment, customers have been demanding outsourcing services and systems integration. The IIJ Group continued to actively provide value-added network services as solutions and systems integration in the fiscal year ended March 31, 2006. The IIJ Group started to provide "IIJ Quarantine Network Solution," "IIJ DDoS Solution Service" and the "IIJ Internet-LAN Service" in its line-up of solution services.
    From a sales perspective, outsourcing services and systems integration continued to see strong demand. The IIJ Group also promoted projects to design, construct and operate customer network systems overall, especially providing corporate customers that hold multiple operational sites with Internet VPN services with "SEIL", IIJ's internally developed routers and "SEIL Management Framework ("SMF")", a platform to automatically configure and centrally control SEIL. IIJ Group started to provide SMF to multiple telecommunication carriers and telecommunication equipment vendors on an OEM basis and acquired the patent rights to the basic operations SMF for the originality. In addition, the projects to construct and operate large-scale network systems increased and along with it, consultation projects also increased.
    As a result, for the IIJ Group's consolidated results of operation for the fiscal year ended March 31, 2006, total revenues amounted to JPY 49,813 million, an increase of 19.4% compared to the fiscal year ended March 31, 2005, operating income amounted to JPY 2,411 million, an increase of 93.3% compared to the fiscal year ended March 31, 2005, income before income tax expense amounted to JPY 5,379 million, an increase of 70.8% compared to the fiscal year ended March 31, 2005 and net income amounted to JPY 4,754 million, an increase of 63.6% compared to the fiscal year ended March 31, 2005.

    b. Analysis of the Results of Operations

    1) Revenues

    Revenues for the fiscal year ended March 31, 2006 totaled JPY
49,813 million, an increase of 19.4% compared to the fiscal year ended March 31, 2005.


----------------------------------------------------------------------
                Fiscal Year ended March Fiscal Year ended March  YoY %
                        31, 2005                31, 2006        Change
----------------------------------------------------------------------
                    Millions of Yen         Millions of Yen       %
Connectivity and
 VAS                        22,484                  23,223       3.3
----------------------------------------------------------------------
Systems
 Integration                15,854                  23,505      48.3
----------------------------------------------------------------------
Equipment Sales              3,365                   3,085      (8.3)
----------------------------------------------------------------------
Total Revenues              41,703                  49,813      19.4
----------------------------------------------------------------------


    Connectivity and VAS revenues were JPY 23,223 million for the fiscal year ended March 31, 2006, an increase of 3.3% compared to the fiscal year ended March 31, 2005. Although revenues from Internet connectivity services decreased, revenues from VAS increased due to an increase in demand for outsourcing services, such as security-related services for mission critical network systems. SI revenues increased significantly by 48.3% from the fiscal year ended March 31, 2005 to JPY 23,505 million for the fiscal year ended March 31, 2006. The increase was mainly due to an increase in one-time revenues from systems design, construction and consultation and an increase in recurring revenues from the operation and maintenance of the systems. Equipment sales revenues were JPY 3,085 million for the fiscal year ended March 31, 2006, a decrease of 8.3% compared to the fiscal year ended March 31, 2005.

    2) Cost of Revenues

    The cost of revenues was JPY 41,016 million for the fiscal year ended March 31, 2006, an increase of 17.9% compared to the fiscal year ended March 31, 2005.


----------------------------------------------------------------------
                Fiscal Year ended March Fiscal Year ended March  YoY %
                        31, 2005                31, 2006        Change
----------------------------------------------------------------------
                    Millions of Yen         Millions of Yen       %
Connectivity and
 VAS                        19,484                  20,078       3.0
----------------------------------------------------------------------
Systems
 Integration                12,200                  18,120      48.5
----------------------------------------------------------------------
Equipment Sales              3,111                   2,818      (9.4)
----------------------------------------------------------------------
Total Cost of
 Revenues                   34,795                  41,016      17.9
----------------------------------------------------------------------


    The cost of connectivity and VAS revenues was JPY 20,078 million for the fiscal year ended March 31, 2006, an increase of 3.0% compared to the fiscal year ended March 31, 2005. The cost of SI revenues increased by 48.5% to JPY 18,120 million for the fiscal year ended March 31, 2006 from the fiscal year ended March 31, 2005, mainly due to a significant increase in revenues from systems integration. The cost of equipment sales revenues was JPY 2,818 million for the fiscal year ended March 31, 2006, a decrease of 9.4% compared to the fiscal year ended March 31, 2005.

    3) Sales and Marketing Expenses

    Sales and marketing expenses were JPY 3,080 million for the fiscal year ended March 31, 2006, an increase of 10.2% compared to the fiscal year ended March 31, 2005. The increase was mainly due to an increase in advertising expenses, personnel expenses and outsourcing expenses that increased along with the business expansion.

    4) General and Administrative Expenses

    General and administrative expenses were JPY 3,147 million for the fiscal year ended March 31, 2006, an increase of 18.1% compared to the fiscal year ended March 31, 2005. The increase was mainly due to increases in personnel expenses and rent expenses. The increase in rent expenses is mainly due to an expansion of the office for the administrative section, necessitated by an enhancement of administrative function.

    5) Operating Income

    Operating income was JPY 2,411 million for the fiscal year ended March 31, 2006, an increase of 93.3% compared to the fiscal year ended March 31, 2005. The increase was mainly due to the increase in gross margin, which was caused by the increase in revenues from value-added services and systems integration.

    6) Other Income and Others

    Other income for the fiscal year ended March 31, 2006 was JPY 2,967 million, an increase of 56.1% compared to the fiscal year ended March 31, 2005. The increase was mainly due to an increase in gain from the sale of available-for-sale securities of JPY 3,222 million, and a decrease in interest expense that was caused by the redemption of convertible notes in March 2005.
    The income tax expense for the fiscal year ended March 31, 2006 was JPY 257 million, mainly recorded as income taxes payable related to by taxable income of the consolidate subsidiaries. The equity in net loss of equity method investees totaled JPY 14 million for the fiscal year ended March 31, 2006.

    7) Net Income

    Net income for the fiscal year ended March 31, 2006 was JPY 4,754 million, an increase of 63.6% compared to the fiscal year ended March 31, 2005. The increase was mainly due to the increase in operating income and the increase of gain from the sale of available-for-sale securities.

    c. Analysis by Service

    1) Internet connectivity and VAS

    Dedicated access service revenues were JPY 10,625 million for the fiscal year ended March 31, 2006, a decrease of 6.6% compared to the fiscal year ended March 31, 2005. Although customers shifted to higher connection speeds, and the contracts for broadband services increased due to an increase in usage of Internet VPN in the business systems and an increase of projects to connect multiple operational sites of customers, the revenues decreased mainly due to a decrease of revenues of JPY 468 million from the interconnection of IIJ's network with AIH, our former equity method investee, which was caused by the merger of AIH into IIJ. The decrease is also due to the decline in unit price per bandwidth affected the decrease of revenues.
    Dial-up access service revenues were JPY 2,674 million for the fiscal year ended March 31, 2006, a decrease of 9.0% compared to the fiscal year ended March 31, 2005. Revenue from services for individual customers, such as IIJ4U, has been declining.
    VAS revenues were JPY 6,250 million for the fiscal year ended March 31, 2006, an increase of 24.9% compared to the fiscal year ended March 31, 2005. The increase was mainly due to a steady increase in revenues from solutions such as data center services, security and e-mail related outsourcing services and network related solutions such as SEIL and SMF, along with projects to connect customers' multiple operational sites. The steady increase is affected by an increase of demands for outsourcing services by corporate customers.
    Other revenues were JPY 3,674 million for the fiscal year ended March 31, 2006, an increase of 15.9% compared to the fiscal year ended March 31, 2005. The increase was mainly due to a continuous increase in sales of Wide-area Ethernet Services.
    As a result, revenues from Internet connectivity services and VAS for the fiscal year ended March 31, 2006 was JPY 23,223 million, an increase of 3.3% compared to the fiscal year ended March 31, 2005. The gross margin for connectivity and VAS was JPY 3,145 million for the fiscal year ended March 31, 2006, an increase of 4.8% compared to the fiscal year ended March 31, 2005. The increase is mainly due to an increase in revenues from VAS and a decrease in backbone costs. The gross margin ratio for connectivity and VAS was 13.5% for the fiscal year ended March 31, 2006.

    (Connectivity and VAS Revenues, Cost of Revenues and Gross Margin
Ratio)


----------------------------------------------------------------------
                Fiscal Year ended March Fiscal Year ended March  YoY %
                        31, 2005                31, 2006        Change
----------------------------------------------------------------------
                    Millions of Yen         Millions of Yen       %
Connectivity and
 VAS Revenues                22,484                  23,223      3.3
----------------------------------------------------------------------
  Dedicated
   Access
   Service
   Revenues                  11,373                  10,625     (6.6)
----------------------------------------------------------------------
  Dial-up Access
   Service
   Revenues                   2,937                   2,674     (9.0)
----------------------------------------------------------------------
  VAS Revenues                5,005                   6,250     24.9
----------------------------------------------------------------------
  Other Revenues              3,169                   3,674     15.9
----------------------------------------------------------------------
Cost of
 Connectivity
 and VAS                     19,484                  20,078      3.0
----------------------------------------------------------------------
  Backbone Cost
   (included in
   the cost
   of Connectivity
   and VAS)                   3,551                   3,516     (1.0)
----------------------------------------------------------------------
Connectivity and
 VAS Gross
 Margin Ratio                  13.3%                   13.5%      --
----------------------------------------------------------------------


    2) Systems integration

    Revenue from systems integration was JPY 23,505 million for the fiscal year ended March 31, 2006, an increase of 48.3% compared to the fiscal year ended March 31, 2005. The increase was mainly due to an increase in one-time revenues from the design and construction of large-scale network systems and a steady increase in recurring revenues from the operation and maintenance of the systems. The gross margin from SI was JPY 5,384 million and the gross margin ratio for SI decreased to 22.9% for the fiscal year ended March 31, 2006, mainly due to an increase in revenues from the construction of large-scale network systems, that has a lower-margin compared to systems operation and maintenance.

    (Systems Integration Revenues, Cost of Revenues and Gross Margin
Ratio)


----------------------------------------------------------------------
                Fiscal Year ended March Fiscal Year ended March  YoY %
                        31, 2005                31, 2006        Change
----------------------------------------------------------------------
                    Millions of Yen         Millions of Yen       %
SI Revenues                  15,854                  23,505     48.3
----------------------------------------------------------------------
  Systems
   Integration                7,598                  12,296     61.8
----------------------------------------------------------------------
  Outsourced
   Operation                  8,256                  11,209     35.8
----------------------------------------------------------------------
Cost of SI                   12,200                  18,120     48.5
----------------------------------------------------------------------
SI Gross Margin
 Ratio                         23.0%                   22.9%      --
----------------------------------------------------------------------


    3) Equipment sales

    Revenue from equipment sales was JPY 3,085 million for the fiscal year ended March 31, 2006. Revenue decreased compared to the fiscal year ended March 31, 2005, mainly due to the Company's focus on selling IIJ's internally developed router, SEIL instead of selling lower-margin equipment. The gross margin for the equipment sales for the fiscal year ended March 31, 2006 was JPY 267 million, and the gross margin ratio was 8.7%, having improved from the fiscal year ended March 31, 2005.

    (Equipment Sales Revenue and Cost)


----------------------------------------------------------------------
                Fiscal Year ended March Fiscal Year ended March YoY %
                        31, 2005                31, 2006        Change
----------------------------------------------------------------------
                    Millions of Yen         Millions of Yen       %
Equipment Sales
 Revenues                     3,365                   3,085     (8.3)
----------------------------------------------------------------------
Cost of
 Equipment Sales              3,111                   2,818     (9.4)
----------------------------------------------------------------------
Equipment Sales
 Gross Margin
 Ratio                          7.5%                    8.7%      --
----------------------------------------------------------------------


    (2) Consolidated Financial Position

    Cash at the end of the fiscal year ended March 31, 2006 increased to JPY 13,727 million from JPY 5,286 million at the end of the fiscal year ended March 31, 2005. The increase was mainly due to an increase in cash flows provided by operating activities from record operating income, proceeds from sale of available-for-sale securities and proceeds from the issuance of common stock along with IIJ's listing on the Mothers Market of the Tokyo Stock Exchange in December 2005.

    (Net cash provided by operating activities)

    Net cash provided by operating activities was JPY 6,559 million for the fiscal year ended March 31, 2006, an increase of JPY 1,320 million compared to the fiscal year ended March 31, 2005. The increase in net cash provided by operating activities was mainly due to an increase in operating income that was caused by an increase in revenues from VAS and SI.

    (Net cash provided by investing activities)

    Net cash provided by investing activities was JPY 1,805 million for the fiscal year ended March 31, 2006, a decrease of JPY 169 million compared to the fiscal year ended March 31, 2005. Net cash provided by investing activities mainly consisted of proceeds of JPY 3,613 million from sales of short-term and other investments, including available-for-sale securities, purchases of property and equipment of JPY 919 million and purchase of other investments of JPY 675 million.

    (Net cash provided by financing activities)

    Net cash provided by financing activities was JPY 39 million for the fiscal year ended March 31, 2006, an increase by JPY 14,252 million compared to the fiscal year ended March 31, 2005. Net cash provided by financing activities included proceeds from the issuance of common stock of JPY 6,030 million along with IIJ's listing on the Mothers Market of the Tokyo Stock Exchange, proceeds from issuance of long-term borrowings of JPY 1,000 million and proceeds from securities loan agreement of JPY 4,897 million. Net cash provided by financing activities also included repayments of long-term borrowings of JPY 2,986 million, repayments of securities loan agreement of JPY 5,627 million and principal payments under capital leases of JPY 3,106 million.

    (3) Targets for the Fiscal Year Ending March 31, 2007

    For the fiscal year ending March 31, 2007, we are targeting revenues of JPY 55,000 million, an increase of 10.4 % compared to the fiscal year ended March 31, 2006, operating income of JPY 3,200 million, an increase of 32.7 % compared to the fiscal year ended March 31, 2006, income before income tax expense of 6,300 million, an increase of 17.1% compared to the fiscal year ended March 31, 2006 and net income of 5,000 million, an increase of 5.2% compared to the fiscal year ended March 31, 2006.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability in the fiscal year ending March 31, 2007, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher margin services such as system integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's annual report on Form 20-F and other filings with the United States Securities and Exchange Commission.

    4. Risk Factors

    The results of operations and financial position of IIJ or the IIJ Group may be adversely and materially impacted by the following and other factors.

    - Risk from effects on the IIJ Group's financial results by a lack of improvement of Japan's economy, or a change in economic conditions
    - Risk from the IIJ Group's dependence on other companies for telecommunication circuits
    - Risk from the IIJ Group's failure to differentiate itself from its competitors due to a decline in its quality of service or risk from an increase of costs to maintain its quality of service
    - Risk from the possibility of an interruption of services by the IIJ Group due to natural disasters and/or human errors
    - Risk of the IIJ Group's failure to keep and manage its private customer information, such as personal information
    - Risk due to the IIJ Group's failure to keep up with technological developments or the necessity of vast financial resources
    - Risk associated with a change in business environment of countries abroad where the IIJ Group is conducting businesses and requirement of management attention and financial resources
    - Risk from the effects on the IIJ Group's results of operations and financial position by increased price competition in Internet connectivity and value-added services and systems integration
    - Risk from the IIJ Group's results of operations and financial position being affected by the IIJ Group's failure to lease backbone circuits properly
    - Risk from the IIJ Group's results of operations and financial position being affected by the IIJ Group's failure to manage outsourcing costs, such as failure to control the period or amount of contracts properly.
    - Risk of less achievement in business developments than expected, due to the IIJ Group's failure to differentiate itself from its competitors
    - Risk due to the IIJ Group's dependence on its executive officers
    - Risk of the IIJ Group's failure to attract and control its human resources properly
    - Risk associated with a reduction of value of investments into the IIJ Group companies or requirement of additional financial resources
    - Risk from the IIJ Group's results of operations and financial position being affected by seasonal fluctuations in systems integration and equipmentsales (revenues and income tend to increase in the fourth quarter of each fiscal year)
    - Risk from the impact on the IIJ Group's results of operations and financial position by fluctuations in the stock prices of companies in which it has invested
    - Risk associated with regulatory matters and new legislation related to the telecommunications law, and legal regulations of the Internet
    - Risk of the IIJ Group's violation of intellectual property rights of other parties

    IIJ is planning to disclose a Yuka-shoken-hokokusho, an annual report submitted to the regulatory public organization in Japan in accordance with the laws and regulations in Japan, and an annual report on Form 20-F submitted to United States Securities and Exchange Commission after late in June this year. Please refer to these documents for details of risk regarding IIJ Group's business.


5. Consolidated Financial Statements
(Unaudited, from April 1, 2005 through March 31, 2006)

(1) Consolidated Balance Sheets
----------------------------------------------------------------------
                  As of March 31, 2006    As of March 31,    Change
                                               2005
----------------------------------------------------------------------
                Thousands Thousands       Thousands         Thousands
                 of U.S.   of Yen          of Yen            of Yen
                 Dollars              %                %
----------------------------------------------------------------------
ASSETS
 CURRENT ASSETS:
   Cash          116,846 13,727,021        5,286,477        8,440,544
  Accounts
   receivable,
   net of
   allowance for
   doubtful
   accounts of
   JPY 23,411
   thousand and
   JPY 41,400
   thousand at
   March 31,
   2006 and
   2005,
   respectively  101,824 11,962,304        7,407,439        4,554,865
   Inventories     7,251    851,857          140,096          711,761
   Prepaid
    expenses       8,778  1,031,325          604,935          426,390
   Other current
    assets, net
    of allowance
    for doubtful
    accounts of
    JPY 33,250
    thousand at
    March 31,
    2006           1,823    214,121          108,228          105,893
                --------------------      -----------      -----------
     Total
      current
      assets     236,522 27,786,628  54.8 13,547,175  36.5 14,239,453
 INVESTMENTS IN
  AND ADVANCES
  TO EQUITY
  METHOD
  INVESTEES, net
  of loan loss
  valuation
  allowance of
  JPY 16,701
  thousand and
  JPY 31,378
  thousand at
  March 31, 2006
  and 2005,
  respectively     9,899  1,162,971   2.3    713,607   1.9    449,364
OTHER
 INVESTMENTS      68,273  8,020,705  15.8  9,930,781  26.8 (1,910,076)
PROPERTY AND
 EQUIPMENT --Net  87,670 10,299,496  20.3  9,722,366  26.2    577,130
 INTANGIBLE
  ASSETS--Net      5,385    632,594   1.2    561,211   1.5     71,383
 GUARANTEE
  DEPOSITS        13,191  1,549,653   3.1  2,050,665   5.5   (501,012)
 OTHER ASSETS,
  net of
  allowance for
  doubtful
  accounts of
  JPY 40,980
  thousand and
  JPY 376,092
  thousand at
  March 31, 2006
  and 2005,
  respectively    10,665  1,252,942   2.5    590,666   1.6    662,276
----------------------------------------------------------------------
 TOTAL           431,605 50,704,989 100.0 37,116,471 100.0 13,588,518
----------------------------------------------------------------------

----------------------------------------------------------------------
                   As of March 31, 2006    As of March 31,   Change
                                                2005
----------------------------------------------------------------------
                  Thousands Thousands      Thousands        Thousands
                   of U.S.   of Yen         of Yen           of Yen
                   Dollars              %               %
----------------------------------------------------------------------
LIABILITIES AND
 SHAREHOLDERS'
 EQUITY
 CURRENT
  LIABILITIES:
   Short-term
    borrowings      38,772  4,555,000       4,724,633        (169,633)
  Long-term
   borrowings
   --current
   portion          16,939  1,989,963       2,736,056        (746,093)
  Payable under
   securities loan
   agreement         8,509    999,600       1,729,520        (729,920)
   Capital lease
    obligations--
    current
    portion         25,570  3,003,914       2,774,974         228,940
   Accounts
    payable         86,040 10,107,942       4,860,733       5,247,209
   Accrued
    expenses         4,597    540,027         541,118          (1,091)
   Other current
    liabilities     14,489  1,702,208         817,517         884,691
                  --------------------     -----------     -----------
     Total current
      liabilities  194,915 22,898,654 45.2 18,184,551 49.0  4,714,103
 LONG-TERM
  BORROWINGS         2,469    290,000  0.6  1,529,963  4.1 (1,239,963)
 CAPITAL LEASE
  OBLIGATIONS
  --Noncurrent      42,396  4,980,659  9.8  4,339,028 11.7    641,631
 ACCRUED
  RETIREMENT AND
  PENSION COSTS      1,901    223,332  0.4    143,346  0.4     79,986
OTHER NONCURRENT
 LIABILITIES         7,040    827,086  1.6    275,533  0.7    551,553
                  --------------------     -----------     -----------
   Total
    Liabilities    248,721 29,219,731 57.6 24,472,421 65.9  4,747,310
                  --------------------     -----------     -----------
 MINORITY INTEREST  10,753  1,263,320  2.5  1,028,977  2.8    234,343
 COMMITMENTS AND
  CONTINGENCIES         --         --   --         --   --         --
----------------------------------------------------------------------

----------------------------------------------------------------------
                 As of March 31, 2006     As of March 31,    Change
                                               2005
----------------------------------------------------------------------
              Thousands Thousands of     Thousands of       Thousands
               of U.S.      Yen              Yen             of Yen
               Dollars                %                %
----------------------------------------------------------------------
SHAREHOLDERS'
 EQUITY:
Common-stock--
 authorized,
 377,600
 shares;
 issued and
 outstanding,
 204,300
 shares at
 March 31,
 2006 and
 authorized,
 377,600
 shares;
 issued and
 outstanding,
 191,800
 shares at
 March 31,
 2005          143,291  16,833,847  33.2  13,765,372  37.1  3,068,475
Additional
 paid-in
 capital       226,415  26,599,217  52.5  23,637,628  63.7  2,961,589
Accumulated
 deficit      (252,643)(29,680,482)(58.5)(34,434,052)(92.8) 4,753,570
Accumulated
 other
 comprehensive
 income         55,785   6,553,594  12.9   8,690,125  23.4 (2,136,531)
Treasury stock--
 777 shares
 and 602
 shares held
 by an equity
 method
 investee at
 March 31,
 2006 and
 2005,
 respectively     (717)    (84,238) (0.2)    (44,000) (0.1)   (40,238)
              ---------------------      ------------      -----------
Total
 shareholders'
 equity        172,131  20,221,938  39.9  11,615,073  31.3  8,606,865
              ---------------------      ------------      -----------
TOTAL          431,605  50,704,989 100.0  37,116,471 100.0 13,588,518
              ---------------------      ------------      -----------
----------------------------------------------------------------------


    (Note)

    1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.48 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2006.


(2) Consolidated Statements of Income
----------------------------------------------------------------------
             Fiscal Year Ended March 31,  Fiscal Year Ended   Change
                        2006               March 31, 2005
----------------------------------------------------------------------
             Thousands Thousands  % of    Thousands  % of    Thousands
              of U.S.    of Yen   total     of Yen   total     of Yen
              Dollars            revenues           revenues
----------------------------------------------------------------------
REVENUES:
Connectivity
 and value-
 added
 services:
Dedicated
 access        90,443 10,625,268          11,372,701         (747,433)
Dial-up
 access        22,760  2,673,808           2,936,973         (263,165)
Value-added
 services      53,200  6,249,891           5,004,730        1,245,161
Other          31,272  3,673,872           3,169,413          504,459
             -------------------          ----------         ---------
Total         197,675 23,222,839          22,483,817          739,022
Systems
 integration  200,072 23,504,537          15,853,824        7,650,713
Equipment
 sales         26,262  3,085,208           3,364,926         (279,718)
             -------------------          ----------         ---------
Total
 revenues     424,009 49,812,584   100.0  41,702,567  100.0 8,110,017
             -------------------          ----------         ---------
COST AND
 EXPENSES:
Cost of
 connectivity
 and value-
 added
 services     170,906 20,077,990          19,483,890          594,100
Cost of
 systems
 integration  154,243 18,120,418          12,200,137        5,920,281
Cost of
 equipment
 sales         23,987  2,818,036           3,111,369         (293,333)
             -------------------          ----------         ---------
Total cost    349,136 41,016,444    82.4  34,795,396   83.4 6,221,048
Sales and
 marketing     26,213  3,079,526     6.2   2,794,561    6.7   284,965
General and
administrative 26,790  3,147,315     6.3   2,665,980    6.4   481,335
Research and
 development    1,346    158,155     0.3     198,979    0.5   (40,824)
             -------------------          ----------         ---------
Total cost
 and expenses 403,485 47,401,440    95.2  40,454,916   97.0 6,924,524
             -------------------          ----------         ---------
OPERATING
 INCOME        20,524  2,411,144     4.8   1,247,651    3.0 1,163,493
             -------------------          ----------         ---------
OTHER INCOME:
Interest
 income           111     13,099              12,877              222
Interest
 expense       (3,723)  (437,364)           (685,857)         248,493
Foreign
 exchange
 gains             30      3,470               5,958           (2,488)
Gain on other
 investments--
 net           27,219  3,197,690           2,439,330          758,360
Gain arising
 from
 issuance of
 equity
 method
 investee's
 share             --         --              25,933          (25,933)
             -------------------          ----------         ---------
Other--net      1,622    190,520             102,616           87,904
             -------------------          ----------         ---------
Other
 income--net   25,259  2,967,415     6.0  1,900,857     4.6 1,066,558
             -------------------          ----------         ---------
----------------------------------------------------------------------

----------------------------------------------------------------------
             Fiscal Year Ended March 31,  Fiscal Year Ended   Change
                        2006               March 31, 2005
----------------------------------------------------------------------
             Thousands Thousands   % of   Thousands   % of   Thousands
              of U.S.   of Yen    total    of Yen    total    of Yen
              Dollars            revenues           revenues
----------------------------------------------------------------------
INCOME FROM
 OPERATIONS
 BEFORE
 INCOME TAX
 EXPENSE,
 MINORITY
 INTERESTS
 AND EQUITY
 IN NET LOSS
 OF EQUITY
 METHOD
 INVESTEES     45,783 5,378,559     10.8 3,148,508      7.6 2,230,051
INCOME TAX
 EXPENSE        2,191   257,360      0.5    99,870      0.2   157,490
MINORITY
 INTERESTS IN
 LOSSES OF
 SUBSIDIARIES  (3,012) (353,883)    (0.7) (109,161)    (0.3) (244,722)
EQUITY IN NET
 LOSS OF
 EQUITY
 METHOD
 INVESTEES       (117)  (13,746)    (0.1)  (33,208)    (0.1)   19,462
             -------------------          ---------         ----------
   NET INCOME  40,463 4,753,570      9.5 2,906,269      7.0 1,847,301
             -------------------          ---------         ----------
             -------------------          ---------         ----------
 BASIC
  WEIGHTED-
  AVERAGE
  NUMBER OF
  COMMON
  SHARES
  OUTSTANDING           195,613            191,559
             -------------------          ---------         ----------
 DILUTED
  WEIGHTED-
  AVERAGE
  NUMBER OF
  COMMON
  SHARES
  OUTSTANDING           195,955            191,559
             -------------------          ---------         ----------
 BASIC NET
  INCOME PER
  COMMON
  SHARE                  24,301             15,172
             -------------------          ---------         ----------
 DILUTED NET
  INCOME PER
  COMMON
  SHARE                  24,258             15,172
             -------------------          ---------         ----------
----------------------------------------------------------------------


    (Note)

    1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.48 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2006.


(3) Consolidated Statements of Shareholders' Equity

Consolidated statements of shareholders' equity for the fiscal year ended March 31, 2006 (Unit: Thousands of Yen)
----------------------------------------------------------------------
                                     Shares of
                                    Common Stock
                                    Outstanding   Common   Additional
                                    (Including    Stock     Paid-in
                                     Treasury               Capital
                                       Stock)
                                     (Shares)
----------------------------------------------------------------------
BALANCE, APRIL 1, 2005                  38,360  13,765,372 23,637,628
Net income
Other comprehensive loss, net of
 tax
Total comprehensive income
Stock split                            153,440
Issuance of common stock, net of
 issuance cost                          12,500   3,068,475  2,961,589
Purchase of common stock by an
 equity method investee
                                   -----------------------------------
BALANCE, MARCH 31, 2006                204,300  16,833,847 26,599,217
                                   -----------------------------------

                                     Accumulated
                        Accumulated     Other     Treasury   Total
                          Deficit   Comprehensive  Stock
                                       Income
----------------------------------------------------------------------
BALANCE, APRIL 1, 2005  (34,434,052)    8,690,125 (44,000) 11,615,073
Net income                4,753,570                         4,753,570
Other comprehensive
 loss, net of tax                      (2,136,531)         (2,136,531)
                                                          ------------
Total comprehensive
 income                                                     2,617,039
Stock split
Issuance of common
 stock, net of issuance
 cost                                                       6,030,064
Purchase of common stock
 by an equity method
 investee                                         (40,238)    (40,238)
                        ----------------------------------------------
BALANCE, MARCH 31, 2006 (29,680,482)    6,553,594 (84,238) 20,221,938
                        ----------------------------------------------
----------------------------------------------------------------------

Consolidated statements of shareholders' equity for the fiscal year ended March 31, 2006 (Unit: Thousands of U.S. Dollars)
----------------------------------------------------------------------
                                         Shares of
                                        Common Stock
                                        Outstanding Common  Additional
                                        (Including   Stock   Paid-in
                                         Treasury            Capital
                                           Stock)
                                         (Shares)
----------------------------------------------------------------------
BALANCE, APRIL 1, 2005                     38,360   117,172   201,206
Net income
Other comprehensive loss, net of tax
Total comprehensive income
Stock split                               153,440
Issuance of common stock, net of
 issuance cost                             12,500    26,119    25,209
Purchase of common stock by an equity
 method investee
----------------------------------------------------------------------
BALANCE, MARCH 31, 2006                   204,300   143,291   226,415
                                       -------------------------------

                                         Accumulated
                            Accumulated    Other      Treasury  Total
                              Deficit   Comprehensive  Stock
                                           Income
----------------------------------------------------------------------
BALANCE, APRIL 1, 2005        (293,106)       73,971    (375)  98,868
Net income                      40,463                         40,463
Other comprehensive loss,
 net of tax                                  (18,186)         (18,186)
                                                             ---------
Total comprehensive income                                     22,277
Stock split
Issuance of common stock,
 net of issuance cost                                          51,328
Purchase of common stock by
 an equity method investee                              (342)    (342)
----------------------------------------------------------------------
BALANCE, MARCH 31, 2006       (252,643)       55,785    (717) 172,131
                            ------------------------------------------
----------------------------------------------------------------------


    (Note)

    1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.48 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2006.


Consolidated statements of shareholders' equity for the fiscal year ended March 31, 2005 (Unit: Thousands of Yen)
----------------------------------------------------------------------
                                     Shares of
                                    Common Stock
                                    Outstanding   Common   Additional
                                    (Including    Stock     Paid-in
                                     Treasury               Capital
                                       Stock)

                                     (Shares)
----------------------------------------------------------------------
BALANCE, APRIL 1, 2004                  38,360 13,765,372 23,637,628
Net income
Other comprehensive income, net of
 tax
Total comprehensive income
                                   -----------------------------------
BALANCE, MARCH 31, 2005                 38,360 13,765,372 23,637,628

                                      Accumulated
                          Accumulated    Other      Treasury   Total
                            Deficit   Comprehensive  Stock
                                         Income
----------------------------------------------------------------------
BALANCE, APRIL
 1, 2004                 (37,340,321)  6,195,449   (44,000)  6,214,128
Net income                 2,906,269                         2,906,269
Other
 comprehensive
 income, net of
 tax                                   2,494,676             2,494,676
                                                           -----------
Total
 comprehensive
 income                                                      5,400,945
                         ---------------------------------------------
BALANCE, MARCH
 31, 2005                (34,434,052)  8,690,125   (44,000) 11,615,073
----------------------------------------------------------------------

(4) Condensed Consolidated Statements of Cash Flows
----------------------------------------------------------------------
                    Fiscal Year Ended March 31, Fiscal Year
                               2006             Ended March  Change
                                                 31, 2005
----------------------------------------------------------------------
                    Thousands of Thousands of  Thousands of Thousands
                    U.S. Dollars     Yen           Yen       of Yen
----------------------------------------------------------------------
OPERATING
 ACTIVITIES:
  Net income              40,463     4,753,570   2,906,269  1,847,301
  Adjustments to
   reconcile net
   income to net
   cash provided by
   operating
   activities:
    Depreciation and
     amortization         35,827     4,209,037   4,193,093     15,944
    Provision for
     retirement and
     pension costs,
     less payments           648        76,095      70,659      5,436
    Provision for
     (reversal of)
     doubtful
     accounts and
     advances               (102)      (12,009)     24,781    (36,790)
    Loss on disposal
     and sale of
     property and
     equipment             1,012       118,855     143,887    (25,032)
    Loss on disposal
     and impairment
     of telephone
     rights                   17         2,040      99,075    (97,035)
    Gains on other
     investments-net     (27,219)   (3,197,690) (2,439,330)  (758,360)
    Foreign exchange
     gains                   (67)       (7,825)    (15,466)     7,641
    Gain arising
     from issuance
     of equity
     method
     investee's
     share                     -             -     (25,933)    25,933
    Loss on
     retirement of
     convertible
     notes                     -             -       5,195     (5,195)
    Equity in net
     loss of equity
     method
     investees               117        13,746      33,208    (19,462)
    Minority
     interests in
     earnings of
     subsidiaries          3,012       353,883     109,161    244,722
    Deferred income
     tax benefit          (1,965)     (230,843)    (11,023)  (219,820)
    Others                   157        18,492      79,247    (60,755)
  Changes in
   operating assets
   and liabilities:
    Decrease
     (increase) in
     accounts
     receivable          (37,965)   (4,460,173)  1,607,692 (6,067,865)
    Decrease
     (increase) in
     inventories,
     prepaid
     expenses and
     other current
     and noncurrent
     assets              (11,835)   (1,390,398)    228,358 (1,618,756)
    Increase
     (decrease) in
     accounts
     payable              42,353     4,975,623  (2,307,729) 7,283,352
    Increase in
     income taxes
     payable               2,850       334,854      97,913    236,941
    Increase in
     accrued
     expenses, other
     current and
     noncurrent
     liabilities           8,526     1,001,567     439,440    562,127
----------------------------------------------------------------------
     Net cash
      provided by
      operating
      activities          55,829     6,558,824   5,238,497  1,320,327
----------------------------------------------------------------------

----------------------------------------------------------------------
                     Fiscal Year Ended March 31, Fiscal Year
                                 2006            Ended March  Change
                                                  31, 2005
----------------------------------------------------------------------
                     Thousands of Thousands of  Thousands of Thousands
                     U.S. Dollars     Yen           Yen       of Yen
----------------------------------------------------------------------
INVESTING ACTIVITIES:
  Purchases of
   property and
   equipment              (7,826)     (919,366)   (577,133)  (342,233)
  Purchase of short-
   term and other
   investments            (5,742)     (674,569)    (12,566)  (662,003)
  Investment in an
   equity method
   investee               (6,384)     (750,000)          -   (750,000)
  Purchase of
   subsidiary stock
   from minority
   shareholders           (1,635)     (192,142)    (61,680)  (130,462)
  Proceeds from sales
   and redemption of
   short-term and
   other investments      30,756     3,613,239   2,976,017    637,222
  Payments of
   guarantee deposits       (528)      (62,074)    (48,683)   (13,391)
  Refund of guarantee
   deposits                4,842       568,869      71,850    497,019
  Payment for
   refundable
   insurance policies       (221)      (25,917)    (25,231)      (686)
  Refund from
   insurance policies         54         6,301      18,348    (12,047)
  Acquisition of a
   newly controlled
   company, net of
   cash acquired-net       1,953       229,457           -    229,457
  Acquisition of
   business                    -             -    (375,123)   375,123
  Other                       94        11,052       8,204      2,848
----------------------------------------------------------------------
      Net cash
       provided by
       investing
       activities         15,363     1,804,850   1,974,003   (169,153)
----------------------------------------------------------------------

----------------------------------------------------------------------
                    Fiscal Year Ended March 31, Fiscal Year
                               2006             Ended March   Change
                                                 31, 2005
----------------------------------------------------------------------
                    Thousands of  Thousands of Thousands of  Thousands
                    U.S. Dollars      Yen          Yen         of Yen
----------------------------------------------------------------------
FINANCING
 ACTIVITIES:
  Proceeds from
   issuance of long-
   term borrowings        8,512    1,000,000     2,250,000 (1,250,000)
  Repayments of
   long-term
   borrowings           (25,418)  (2,986,056)   (1,840,246)(1,145,810)
  Proceeds from
   securities loan
   agreement             41,684    4,897,040     2,546,320  2,350,720
  Repayments of
   securities loan
   agreement            (47,897)  (5,626,960)     (816,800)(4,810,160)
  Principal payments
   under capital
   leases               (26,434)  (3,105,519)   (2,867,625)  (237,894)
  Net decrease in
   short-term
   borrowings            (1,444)    (169,633)   (1,839,460) 1,669,827
  Repurchase of
   convertible notes          -            -      (745,488)   745,488
  Redemption of
   convertible notes          -            -   (11,088,000)11,088,000
  Proceeds from
   issuance of
   common stock, net
   of issuance cost      51,328    6,030,064             -  6,030,064
  Proceeds from
   issuance of
   subsidiary stock
   to minority
   shareholders               -            -       188,632   (188,632)
----------------------------------------------------------------------
     Net cash
      provided by
      (used in)
      financing
      activities            331       38,936   (14,212,667)14,251,603
----------------------------------------------------------------------

EFFECT OF EXCHANGE
 RATE CHANGES ON
 CASH                       322       37,934         2,405     35,529

NET INCREASE
 (DECREASE) IN CASH      71,847    8,440,544    (6,997,762)15,438,306
CASH, BEGINNING OF
 EACH PERIOD             44,999    5,286,477    12,284,239 (6,997,762)
----------------------------------------------------------------------
CASH, END OF EACH
 PERIOD                 116,846   13,727,021     5,286,477  8,440,544
----------------------------------------------------------------------

----------------------------------------------------------------------
ADDITIONAL CASH FLOW
 INFORMATION:
  Interest paid           3,632      426,692       613,817   (187,125)
  Income taxes paid       1,261      148,101        29,227    118,874

NONCASH INVESTING
 AND FINANCING
 ACTIVITIES:
  Acquisition of
   assets by
   entering into
   capital leases        32,712    3,842,952     4,433,906   (590,954)
  Exchange of common
   stock investment
   due to merger:
    Market value of
     common shares
     acquired                63        7,390        37,950    (30,560)
    Cost of
     investment              22        2,584         2,500         84
  Acquisition of
   business and a
   company:
    Assets acquired       7,180      843,485     1,202,007   (358,522)
    Cash paid            (6,244)    (733,589)     (375,123)  (358,466)
    Liabilities
     assumed                936      109,896       826,884   (716,988)
----------------------------------------------------------------------

    1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.48 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2006.

MULTIMEDIA AVAILABLE:
http://www.businesswire.com/cgi-bin/mmg.cgi?eid=5144725


[This is an English Translation of the Original Version in Japanese]

Principal Standard Items for Preparation of Consolidated Financial Statements
-----------------------------------------------------------------------------

The Terminology, Form, and Preparation Methods for the Consolidated Financial Statements

  The consolidated financial statements have been prepared under the accounting principles, procedures and ways of presentations requested for the issuance of American Depository Receipts ("ADRs") and others (generally accepted accounting principles in the United States of America ("U.S. GAAP"), including Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") Opinions, Statement of Financial Accounting Standards ("SFAS") and related interpretation guidelines) in accordance with the provisions of article 87 "provisions for the terminology, form, and preparation methods for consolidated financial statements" (Ministry of Finance, ordinance No. 28, 1976).

  IIJ registered issuance of ADRs under the United States Securities and Exchange Commission ("the United States SEC") and list IIJ's ADRs on NASDAQ market ("NASDAQ National Market") in August 1999. Accordingly, IIJ regularly files its annual report on Form 20-F in English with the United States SEC, including consolidated financial statements in English prepared under U.S. GAAP, in accordance with Rule 13 of the U.S. Securities Exchange Act of 1934, as amended.

Summary of Significant Accounting Policies Basis of Presentation

   IIJ maintains its record in accordance with generally accepted accounting principles in Japan. Certain adjustment and reclassifications have been incorporated in the consolidated financial statements to conform to U.S. GAAP. These adjustments were not recorded in the statutory accounts.

Consolidation

   The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. ("Net Care"), IIJ Technology Inc. ("IIJ Technology"), IIJ Media Communications Inc. ("MC") (merged into IIJ on October 1, 2005), IIJ Financial Systems Inc. ("IIJ FS") and IIJ America, Inc. ("IIJ America"), which have fiscal years ending March 31, except for IIJ America. IIJ America's fiscal year end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the consolidated financial statements. Significant intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

   A subsidiary or equity method investee may issue its shares to third parties at amounts per share in excess of or less than the Company's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income for the year in which such shares are issued.

Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of impairment loss on advances to equity method investees, valuation allowances for deferred tax assets, allowance for doubtful accounts, and estimated lives of fixed assets. Actual results could differ from those estimates.

Revenue Recognition

   Revenues from customer connectivity services consist principally of dedicated Internet access services and dial-up Internet access services. Dedicated Internet access services represent full-line IP services and standard-level IP services (T1 Standard, IIJ FiberAccess/F Service and others). Dial-up Internet access services are provided to both enterprises and individuals (IIJ4U). The term of these contracts is one year for dedicated Internet access services and generally one month for dial-up Internet access services. All these services are billed and recognized monthly on a straight-line basis.

   Value-added service revenues consist principally of sales of various Internet access-related services such as firewall services. Value-added services also include monthly fees from data center services such as housing, monitoring, and security services. Other revenues under connectivity and value-added services consist principally of call-center customer support and wide-area network services to construct networks that connect multiple operational sites for customers. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

   Initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period.

   Systems integration revenues consist principally of the consultation of Internet network systems, design, development or construction and related maintenance, monitoring and other operating services. The period for the development of the systems or designs is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer. The development of the Internet network systems or design includes multiple element arrangements such as consultation, planning, systems design, and construction services, and equipment and software purchased from third parties. When the equipment or software is delivered prior to other elements of the arrangement or systems construction, revenue is deferred until other service elements are completed and accepted by the customer. Maintenance, monitoring, and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.

   Systems integration service is subject to the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" which was adopted as of April 1, 2004.

   Equipment sales represent revenues earned in which the Company acts as principal in the transaction, takes title to the equipment and has risks and rewards of ownership while in inventory and are reported gross as the indicators outlined in the provisions of the EITF Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" are met.

Cash and Cash Equivalents

   Cash and cash equivalents include time deposits and readily marketable securities with original maturities of three months or less.

Allowance for Doubtful Accounts

   An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Other Investments

   In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all marketable equity securities are classified as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of securities sold is determined based on average cost.

   The Company reviews the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other than temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment. The resulting realized loss is included in the consolidated statements of operations in the period in which the decline was deemed to be other than temporary.

   Non-marketable equity securities are carried at cost as fair value is not readily determinable. If the value of a security is estimated to have declined and such decline is judged to be other than temporary, the security is written down to the fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and change in the regulatory, economic or technological environment of the investees.

   Fair value is determined as the Company's interest in the net assets of investees.

Inventories

   Inventories consist mainly of network equipment purchased for resale and work-in-process for development of Internet network systems. Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market. Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market. Inventories are reviewed periodically and items considered to be slow-moving or obsolete are written down to their estimated net realizable value.

Property and Equipment

   Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including purchased software and capitalized leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

   The useful lives for depreciation and amortization by major asset classes are as follows:

----------------------------------------------------------------------------------------------------
                                                                    Range of useful lives
----------------------------------------------------------------------------------------------------
  Data communications, office and other equipment                          2 to 15 years
  Leasehold improvements                                                   3 to 15 years
  Purchased software                                                             5 years
  Capitalized leases                                                        4 to 7 years
----------------------------------------------------------------------------------------------------

Impairment of Long-Lived Assets

   Long-lived assets consist principally of property and equipment, including those items leased under capital leases. Under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"), the Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment loss for long-lived assets for the fiscal year ended March 31, 2006 and 2005.

Goodwill and Intangible Assets

   Under SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"), goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is required to be performed at adoption and annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

   The Company selected March 31 as its annual impairment testing date.

Income Taxes

   The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforwards. Valuation allowances are provided against assets that are not likely to be realized.

Foreign Currency Transactions

   Foreign currency assets and liabilities, which consist substantially of cash and accounts payable for connectivity leases to international carriers denominated in U.S. dollars, are stated at the amount as computed by using year-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Derivative Financial Instruments

   All derivatives are recorded at fair value as either asset or liabilities in the balance sheet in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149 (collectively, "SFAS No. 133"). In accordance with SFAS No. 133, the Company designated interest swap contracts as a hedge of the variability of cash flows to be paid related to interest on floating rate borrowings (cash flow hedge) and an effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the underlying transaction affects earnings. An ineffective portion of the gain or loss is reported in earnings immediately.

   The Company enters into contracts to hedge interest rate risks and does not enter into contracts or utilize derivatives for trading purposes.

Stock-based Compensation

   The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, the Companies recognize compensation expense in an amount equal to the excess of the quoted market price over the exercise price of the option at the grant date. For options with a vesting period, the compensation expense is charged to operations ratably over the vesting period. The Company has not recognized any stock-based compensation expense for the fiscal year ended March 31, 2006.

Research and Development and Advertising

   Research and development and advertising costs are expensed as incurred.

Stock Sprit

   IIJ's board of directors approved a 1 for 5 stock split of IIJ's shares of common stock on August 4, 2005. The 1 for 5 stock split was made for shareholders of record listed in the register of shareholders as of the end of business on August 31, 2005. The stock split was effective on October 11, 2005. Information on the number of shares of common stock and net income per share are shown in consideration of the stock price in the financial statements excluding the statements of shareholders' equity and notes to the financial statements.

Basic and Diluted Net Income per Share

    Basic net income per share are computed using the weighted-average number of shares of common stock outstanding during the fiscal year.

    All potential common shares are shares issuable upon exercise of stock options or conversion of convertible notes. Diluted net income per share are computed in consideration of a dilutive effect of the potential common shares. (See note 11 - Net income per share (unaudited))

Other Comprehensive Income (Loss)

   Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and gains or losses on cash flow hedging derivative instruments.

Segment Reporting

   SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engages in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.

   The Company provides a comprehensive range of network solutions to meet its customers' needs by cross-selling a variety of services, including Internet connectivity services, value-added services, systems integration and sales of network-related equipment. The Company's chief operating decision maker, who is IIJ's President and Representative Director, regularly reviews the revenue and cost of sales on a consolidated basis and makes decisions regarding how to allocate resources and assess performance based on a single operating unit.

New Accounting Standards

    In December 2004, the FASB issued revised SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R") which replaces the existing SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires compensation expense for stock options and other share-based payment to be measured and recorded based on the instruments' fair value. SFAS No. 123R is effective for the fiscal period beginning after June 15, 2005. The Company will adopt SFAS No. 123R on April 1, 2006 by using modified prospective application, which requires recognizing expenses for options granted prior to the adoption date equal to the fair value of unvested amounts over the remaining vesting period. The portion of these options' fair value attributable to vested awards prior to the adoption of SFAS No. 123R is never recognized. As all existing granted stock-based awards of the Company have vested, the adoption of SFAS No. 123R will not have any impact on the Company's consolidated financial position or results of operations.

   In November 2005, the FASB issued FASB STAFF POSITION ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other - Than - Temporary Impairment and Its Application to Certain Investments" based on the EITF Issue No. 03-1, "The Meaning of Other - Than - Temporary Impairment and Its Application to
Certain Investments" ("FAS 115-1 and FAS 124-1"). This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective from accounting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1 and FAS 124-1 will not have a material impact on the Company's consolidated financial position or results of operations.

   In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151") which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on the Company's consolidated financial position or results of operations.

   The Company adapts SFAS No. 153, "Exchanges of Nonmonetary Assets-amendment of APB Opinion No. 29" from the fiscal year ended March 31, 2006. The statement addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS No. 153 will not have a material impact on the Company's consolidated financial position or results of operations.

   In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). The FASB previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion be accounted for as a change in accounting estimate that is effected by a change in accounting principle. The FASB previously required that such a change be reported as a change in accounting principle. SFAS No. 154 is effective for accounting changes and error corrections incurred during fiscal years beginning after December 15, 2005.

6. OTHER INVESTMENTS (Unaudited)

   Information regarding the securities classified as available-for-sale at March 31, 2005 and 2006, is as follows:

                                                                                            (Unit: Thousands of Yen)
---------------------------------------------------------------------------------------------------------------------
                              As of March 31, 2005                              As of March 31, 2006
---------------------------------------------------------------------------------------------------------------------
                 Cost     Unrealized   Unrealized   Fair value     Cost     Unrealized    Unrealized   Fair value
                             gains       losses                                gains        losses
---------------------------------------------------------------------------------------------------------------------
Available-for-
 sale--Equity
  securities   215,258    8,738,792        5,882    8,948,168    222,805    6,552,626            43    6,775,388
---------------------------------------------------------------------------------------------------------------------

   In addition to the above, certain nonmarketable equity securities of JPY 1,245,317 thousand were included in other investments at March 31, 2006.

7. LEASES
   Notes regarding leases are omitted since the information is disclosed on Electronic Disclosure for Investors' NETwork (EDINET), the disclosure system operated by Financial Services Agency in Japan.

8. INCOME TAXES

   Notes regarding income tax should be disclosed when the information is ready.

9. RETIREMENT AND PENSION PLANS

   Notes regarding retirement and pension plans should be disclosed when the information is ready.

10. DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

   Notes regarding leases are omitted since the information is disclosed on Electronic Disclosure for Investors' NETwork (EDINET), the disclosure system operated by Financial Services Agency in Japan.

11. NET INCOME PER SHARE (Unaudited)

   The basic net income per share and diluted net income per share in the fiscal year ended March 31, 2005 and 2006 was as follows. The 1 for 5 stock split that IIJ conducted effective on October 11, 2005 is considered for the calculation below.

--------------------------------------------------------------------------------------------------------------------
                              Fiscal Year Ended March 31, 2005              Fiscal Year Ended March 31, 2006
--------------------------------------------------------------------------------------------------------------------
                          Net income        Shares       Per share      Net income        Shares       Per share
                          (numerator)   (denominator)                  (numerator)    (denominator)
--------------------------------------------------------------------------------------------------------------------
                         Thousand of       Shares           Yen      Thousand of Yen     Shares           Yen
                             Yen
  Basic net income
  per share
    Net income               2,906,269         191,559        15,172       4,753,570         195,613        24,301
  Dilutive effect by
   potential common
   shares
    Stock option                     -               0                             -             342
  Diluted net income
  per share
    Net income               2,906,269         191,559        15,172       4,753,570         195,955        24,258
--------------------------------------------------------------------------------------------------------------------

   For the fiscal year ended March 31, 2005, all potential common shares, shares issuable upon conversion of convertible notes, have been excluded from the computation of diluted net income per share because the effect would be antidilutive.

   For the fiscal year ended March 31, 2006 and 2005, the number of the potential common shares excluded from the computation of diluted net income per share because the exercise prices of the options were greater than the average market price of the common shares was 975 and 2,725 at March 31, 2006 and March 31, 2005, respectively.

12. SUBSEQUENT EVENTS (Unaudited)

   On April 27, 2006, IIJ's board of directors approved purchase of 450 shares of Net Care, Inc., IIJ's consolidated subsidiary from minority shareholders. IIJ purchased the shares on April 28, 2006 with an amount of JPY 27,559 thousand.

13. STATUS OF PRODUCTION, RECEIPT OF ORDER AND SALES ACTIVITIES

(1)      Results of Production
 Results of production for the fiscal year ended March 31, 2006 is as follows.

--------------------------------------------------------------------------------------------------------------------
                           Fiscal Year Ended March 31,  Fiscal Year Ended March 31,              Change
                                      2005                          2006
--------------------------------------------------------------------------------------------------------------------
                                Thousands of Yen              Thousands of Yen         Thousands of Yen       %
--------------------------------------------------------------------------------------------------------------------
  Systems integration                      11,861,682                    18,713,558            6,851,876    +57.8
--------------------------------------------------------------------------------------------------------------------
         Total                             11,861,682                    18,713,558            6,851,876    +57.8
--------------------------------------------------------------------------------------------------------------------

*1 Consumption tax is not included.
*2 Results of production for Internet connectivity services, value-added services and equipment sales are not included, since the Company does not produce for.

(2)      Results of Receiving Orders

   Result of receiving orders for the fiscal year ended March 31, 2006 is as follows.

--------------------------------------------------------------------------------------------------------------------
                           Fiscal Year Ended March 31,  Fiscal Year Ended March 31,              Change
                                      2005                          2006
--------------------------------------------------------------------------------------------------------------------
                          Order received  Order backlog  Order received  Order backlog  Order received  Order backlog
                           (Thousands of  (Thousands of  (Thousands of   (Thousands of  (Thousands of  (Thousands of
                               Yen)           Yen)             Yen)            Yen)         Yen)            Yen)
--------------------------------------------------------------------------------------------------------------------
  Systems integration        22,478,985     4,733,054     28,103,176      6,246,485      5,624,191      1,513,431
  and equipment sales
--------------------------------------------------------------------------------------------------------------------
         Total               22,478,985     4,733,054     28,103,176      6,246,485      5,624,191      1,513,431
--------------------------------------------------------------------------------------------------------------------

*1 Consumption tax is not included.
*2 Results of receiving orders and order backlog for Internet connectivity services and value-added services are not included, since the Company does not produce for.
*3 Systems integration and equipment sales are totaled, as they cannot be classified properly at the stage of receiving orders.

(3)      Results of Sales Activities

 Results of sales activities for the fiscal year ended March 31, 2006 is as follows.

---------------------------------------------------------------------------------------------------------------------
                                     Fiscal Year Ended March    Fiscal Year Ended March            Change
                                            31, 2005                   31, 2006
---------------------------------------------------------------------------------------------------------------------
                                        Thousands of Yen           Thousands of Yen           Thousands of Yen
---------------------------------------------------------------------------------------------------------------------
  Connectivity and value-added                    22,483,817                 23,222,839                    739,022
  services:
    Dedicated access                              11,372,701                 10,625,268                  (747,433)
    Dial-up access                                 2,936,973                  2,673,808                  (263,165)
    Value-added services                           5,004,730                  6,249,891                  1,245,161
    Other                                          3,169,413                  3,673,872                    504,459
---------------------------------------------------------------------------------------------------------------------
   Systems integration                            15,853,824                 23,504,537                  7,650,713
---------------------------------------------------------------------------------------------------------------------
    Systems integration                            7,598,090                 12,295,624                  4,697,534
    Outsourced operation                           8,255,734                 11,208,913                  2,953,179
---------------------------------------------------------------------------------------------------------------------
   Equipment Sales                                 3,364,926                  3,085,208                  (279,718)
---------------------------------------------------------------------------------------------------------------------
              Total                               41,702,567                 49,812,584                  8,110,017
---------------------------------------------------------------------------------------------------------------------

*1  Consumption tax is not included.
*2 Sales to each customer and its ratio to aggregate sales for the fiscal year ended March 31, 2005 and 2006 are omitted as the ratios are less than 0.1.


    CONTACT: IIJ Investor Relations Office/Financial Division:
             Taisuke ONO, +81-3-5259-6500
             ir@iij.ad.jp
             http://www.iij.ad.jp/